SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated October 27, 2004, entitled, “Grupo Santander records net attributable income of EUR 3,169 million in the first nine months of 2004”.

2	Presentation dated October 27, 2004, titled, “Activity and Results January-September 2004.”

3	Santander Group Third Quarter 2004 Report.

4	Grupo Santander’s Third Quarter 2004 Financial Results.

Back to Contents

Press Release

Grupo Santander records net attributable income of
EUR 3,169 million in the first nine months of 2004

Net ordinary attributable income was EUR 2,337 million, up 21%
(64% including extraordinary capital gains of EUR 831 million)

Net ordinary attributable income for the period January-September 2004 was increased by capital gains on the sale of 2.5% of The Royal Bank of Scotland (EUR 472 million), 0.46% of Vodafone (EUR 241 million) and 4% of Shinsei Bank (EUR 118 million). These capital gains will be assigned to extraordinary end-of-year write-offs.

The income statement shows year-on-year increases for all business margins, with 12.3% growth in net operating income.

Strong growth in the main business areas, with year-on-year increases of 17% in lending and 13% in customers funds (without REPOs), leading to enlarged market share in Spain, Brazil, Mexico and Chile.

Retail Banking in Europe registered a profit of EUR 1,570 million, an increase of 18.7% from the same period in 2003, owing to higher revenues and flat costs.

The business drive in Latin America resulted in an increase of 17% in lending and 19% in customer funds in local currency against the same period in 2003. Profit from the region was EUR 1,025 million.

The main management ratios continue to improve: the efficiency ratio improved by 1.7 percentage points, to 47.3%, and profitability (ROE) by 2.4 percentage points, to 16.6%.

The non-performing loan rate continues to decline and is now 1.26%, with NPL coverage rising to 205%.

Shareholders will receive on November 1st the second dividend for 2004 earnings, again of EUR 0.083, an increase of 7.1% from 2003.

The Shareholders’ Meeting of Abbey approved the recommended takeover bid launched by Grupo Santander, and Santander shareholders have approved the capital increase of 1.511 billion shares required to complete the transaction.

Comunicación Externa Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta. 28660 Bodilla del Monte (Madrid) Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

Madrid, October 27th 2004. Grupo Santander’s net attributable income rose to EUR 3,169 million, in the first nine months of 2004, an increase of 64% from the same period last year. This result includes net ordinary attributable income of EUR 2,337 million, an increase of 21%, as well as EUR 831 million in extraordinary capital gains on the sale of 2.5% of The Royal Bank of Scotland (EUR 472 million), 0.46% of Vodafone (EUR 241 million) and 4% of Shinsei Bank (EUR 118 million). It is planned that these gains be assigned to extraordinary write-offs at the end of the financial year.

Net ordinary attributable income for the third quarter was EUR 786 million, 23.4% more than in the same quarter in 2003. The income statement continues the trend seen in previous quarters, with growth in all business margins and of more than 12% in net operating income.

This trend is attributable to a growth in business and profit from the most stable business areas in both Europe and the Americas, while maintaining control over costs and enhancing risk quality. This strategy has led to increased market share and an improvement in the main management ratios such as efficiency, credit quality and profitability.

Improvement in all management ratios

(*)	Without extraordinary capital gains

Results

Growth in business enabled net interest revenue to reach EUR 6,440 million in the first nine months of the year, an increase of 8.8% versus the same period in 2003, offsetting consequences of falling interest rates in some countries. This improvement had a favourable effect on fee income, which rose 10.2% in the first nine months of 2004. Particularly noteworthy were the increases of 23.7% in commissions from mutual funds and pensions, 62.5% from insurance and 13.1% from credit cards.

Weak equity market conditions caused a decline in market related fees, such as advisory and placement fees. This market situation has caused trading gains to drop 16.7% over the first nine months of the year, to EUR 700 million, although most of the impact was felt in the second quarter.

Comunicación Externa Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta. 28660 Bodilla del Monte (Madrid) Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

The improvement in revenues is combined with control over costs, which as a whole grew 2.9% in the first nine months, linked to general expenses on the re-launch of retail business in some countries and the implementation of corporate projects. Personnel expenses increased only 1.1%.

The combined improvement in revenues and costs made it possible to close September 2004 with net operating income of EUR 4,882 million, up 12.3%. This progress has led to a continued improvement in the efficiency ratio so that overall personnel and general costs account for 47.3 euros of every 100 euros in net operating revenue, compared to 49 euros in the first nine months of 2003.

Provisions for non-performing loans rose to EUR 1,284 million, up 16.4% from the same period in 2003. This was the result of increased generic and statistical provisions, marked by the growth in lending.

Amortisation of goodwill declined considerably to EUR 352 million in the first nine months of 2004, from EUR 1,178 million in the same period in 2003. This decline is due to the fact that last year EUR 699 million was assigned to the accelerated amortisation of goodwill, representing nearly the entire capital gain realised on the sale of 24.9% of Santander Serfín to Bank of America.

Contributions from equity-accounted Group holdings, not including dividends, were EUR 446 million, an increase of 71.2%, due to larger contributions from institutions such as The Royal Bank of Scotland, Cepsa, Banque Comerciale du Maroc, Urbis and the Group insurance companies. Other results totalled a negative EUR 200 million, including various provisions and write-offs designed to strengthen the balance sheet.

Net ordinary attributable income for the first nine months of the year rose to EUR 2,337 million, up 21% from the same period a year earlier. If ordinary amortisation of goodwill is

Comunicación Externa Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta. 28660 Bodilla del Monte (Madrid) Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

added to this result to facilitate international comparison, the net attributable cash-basis profit would be EUR 2,687 million.

Retail banking accounted for 82% of ordinary profit from the business areas. Retail banking in Europe, which registered an 18.7% increase in earnings to EUR 1,570 million, contributed 53%. Latin American retail banking contributed 29%, with earnings of EUR 839 million, a decline of 1.4% due to the sale of the 24.9% minority stake in Santander Serfín in February 2003 and to the depreciation of the dollar. Without these factors, net profit would have increased 11.4%. The two global business areas (Asset Management/Private Banking and Global Wholesale Banking) contributed 18% of profit, or EUR 525 million, an increase of 31.6%, in the first nine months of 2004.

Business

Strength in retail banking was crucial to the Group’s performance in the period. Year-on-year growth rates in lending improved for the seventh consecutive quarter, offsetting the continued negative impact of exchange rates. Total managed funds amounted to EUR 482,387 million, up 7% from September 2003.

Grupo Santander lending rose by 16.9% from one year ago, to EUR 200,842 million, excluding the effect of securitisations. In Spain, lending activity grew by more than 22% in both the Santander Central Hispano and Banesto branch networks.

Lending to businesses by Santander Central Hispano retail banking grew by 23.6% while loans to individuals rose by 23.9%. Although mortgages continued to grow strongly, at a rate of 30.6%, their weight in lending growth was reduced because of increases in other lending activities.

Santander Retail. Significant quarterly volume growth

(*)	Including securitisations, monthly data
(**)	Quarterly growth in billion euros

Comunicación Externa Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta. 28660 Bodilla del Monte (Madrid) Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

Business initiatives in Spain, such as the Superoportunidad mortgage products, continued to gain pace. New initiatives were launched as well, including the Tarjeta Única, developed in cooperation with Repsol, which generated 80,000 sales in the first month.

The consumer finance unit, Santander Consumer, grew sharply, with an increase in new financing of 27%, underpinned by a 28% increase in automobile financing. In Portugal, the focus continued on mortgages, which grew by 15% (excluding securitisations). By business segments, lending to individuals grew by 14% and to small and medium enterprises by 12%.

In Latin America – where the Group attained net attributable income of EUR 1,025 million in the first nine months of the year, a decline of 1.3% (or growth of 8.4% excluding the exchange rate effect) – business performance has been favourable. Customer lending in the region grew by 17% in local currency terms, with growth of 32% in Brazil, 17% in Mexico and 16% in Chile.

Latin America Constant US$

(*) Loans without IPAB
(**) Customer loans w/out REPOs + mutual and pension funds

The focus of these banks on their retail business and the development of businesses deemed to be strategic (credit cards, cash management, trade, investment funds and insurance) has yielded higher growth in business with individuals and contributed to an increase in income from commissions and fees of 26.7%, excluding the exchange rate effect.

Lending growth has come hand-in-hand with a decline in the non-performing loan ratio, so that the volume of doubtful and high-risk loans has fallen to just 1.26% of lending at the end of September from 1.69% a year earlier. The Group’s NPL ratio in Spain is 0.7%, in consumer finance (Santander Consumer) 2.1% and in Latin America 2.7%. At the same time, NPL coverage continued to increase, and is now at 205%. The coverage rate in Spain is 315% and in Latin America, it is 161%.

Business strategies applied by Grupo Santander have allowed it to increase its share of lending in the main markets in which it operates. In Spain, its share of lending by banks rose by 1.2 percentage points, and was up by 0.4 percentage points when measured against banks and savings institutions. In Latin America, the Group’s market share in lending rose by 0.9 percentage points in Brazil, by 1.4 percentage points in Mexico and by one percentage point in Chile.

Comunicación Externa Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta. 28660 Bodilla del Monte (Madrid) Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

In savings, total managed customer funds rose to EUR 353,029 million at the end of September 2004, up 11.3% from a year earlier. Balance sheet funds grew by 9.1% and off-balance sheet funds, such as investment funds and pensions, by 15.6%.

Total deposits in Spain, less repurchase agreements, plus investment funds and pensions plans, grew by 10% through the end of September from the same period a year earlier. Stability in time deposits was notable after several quarters of declines, as was the increase in sight deposits, with current accounts growing by 8.4%. Investment funds grew by 14.9% and pensions by 11.2% from September 2003. The Supergestión and Supercuenta Empresas funds – the later targeted at micro businesses and SMEs – were strong in the most recent quarter.

In Latin America, total managed customer funds increased by 19.2% in local currencies, with increases in 17.7% in balanced sheet funds and 27.6% in investment funds and 14.4% in pension plans. Total customer funds rose by 22% in Brasil and in Mexico and by 19% in Chile.

Capital

Eligible capital of the Group at the end of September 2004 came to EUR 29,636 million, with a surplus over minimum required BIS levels of EUR 11,551 million. The BIS ratio thus stood at 13.1%, with Tier I at 8.4% and core capital at 6.6%.

At the end of September, goodwill pending amortization stood at EUR 7,135 million, a decline of EUR 1,275 million, or 15.2%, from a year ago. A major factor in this decline was the accelerated amortization of the goodwill related to Banespa.

In the third quarter of 2004, the Group carried out three preferred share issues for a total of EUR 1,730 million and two subordinated debt issues of EUR 500 million each.

The Acquisition of Abbey National

On October 14th 2004, the shareholders of Abbey National plc approved, with the support of 94.2% of the present and represented share capital, in an Extraordinary Shareholders Meeting, its proposed acquisition by Grupo Santander, launched on July 26th 2004.

On October 21st 2004, Santander shareholders, also in an Extraordinary Shareholders Meeting, with the support of 99.4% of the present and represented share capital, approved a capital increase to effect the acquisition of Abbey through the issuance of 1,511,377,903 new shares to exchange for shares of Abbey. The Santander Extraordinary Shareholders Meeting also approved the granting of 100 Santander shares to each Abbey employee as a one-time bonus to mark the acquisition.

The transaction has also been approved by the European Commission and is pending the sanction of the UK court and the necessary approvals from the UK and Spanish regulators.

Comunicación Externa Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta. 28660 Bodilla del Monte (Madrid) Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

In addition, the Extraordinary Shareholders Meeting confirmed the appointment of Javier Botín-Sanz de Sautuola y O’Shea as a director, as agreed by the Board of Directors on July 25th, 2004, filling the vacancy left by Jaime Botín-Sanz de Sautuola.

The share and the dividend

The Santander share closed at the end of September at EUR 7.86, a decline of 7.9% from the end of June. The share’s performance was affected by the offer to acquire Abbey National, launched at the end of July. At September 30th, the Group’s market capitalization came to EUR 37,480 million, making it the third largest bank in the euro zone and the 15th largest in the world.

The Board of Directors of Santander agreed on October 20th 2004 to extend until December 31st 2004 the treasury stock repurchase programme announced on July 26th 2004 which allows for the purchase of up to 190 million shares, net of sales, representing approximately 4% of the equity capital of Banco Santander for a maximum purchase price of EUR 9.77 a share. As of September 30th 2004, the number of Santander shares in the portfolio of Pereda Gestión linked to this programme represented 0.46% of Banco Santander’s equity capital.

The second dividend payment in respect of this year’s results will be made on November 1st 2004. The amount will be unchanged at EUR 0.083. Together, the two dividend payments so far this year are 7.1% higher than the corresponding dividends paid in 2003.

Comunicación Externa Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta. 28660 Bodilla del Monte (Madrid) Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

Income statement
	Jan.-Sep. 04		Jan.-Sep. 03		Variation

	Mill. euros	%ATA	Mill. euros	%ATA	Amount	(%)

Interest revenues	13.287,1	4,98	13.006,3	5,17	280,7	2,16
Dividends	518,4	0,19	353,8	0,14	164,6	46,51
Interest expenses	(7.365,7)	(2,76)	(7.441,6)	(2,96)	75,9	(1,02)

Net interest revenue	6.439,8	2,41	5.918,6	2,35	521,2	8,81

Net fees and commissions	3.416,6	1,28	3.101,1	1,23	315,4	10,17

Basic revenue	9.856,3	3,70	9.019,7	3,58	836,6	9,28

Trading gains	700,1	0,26	840,2	0,33	(140,1)	(16,68)

Net operating revenue	10.556,4	3,96	9.859,9	3,92	696,5	7,06

Personnel and general expenses	(4.994,7)	(1,87)	(4.827,4)	(1,92)	(167,4)	3,47
a) Personnel expenses	(3.056,3)	(1,15)	(3.021,8)	(1,20)	(34,6)	1,14
b) General expenses	(1.938,4)	(0,73)	(1.805,6)	(0,72)	(132,8)	7,36
Depreciation	(543,8)	(0,20)	(567,6)	(0,23)	23,8	(4,20)
Other operating costs	(136,2)	(0,05)	(119,0)	(0,05)	(17,2)	14,45
Operating costs	(5.674,7)	(2,13)	(5.514,0)	(2,19)	(160,7)	2,91

Net operating income	4.881,7	1,83	4.345,9	1,73	535,8	12,33

Income from equity - accounted holdings	446,3	0,17	260,7	0,10	185,6	71,21
Less: Dividends from equity - accounted holdings	283,5	0,11	240,0	0,10	43,5	18,13
Earnings from Group transactions	(45,2)	(0,02)	704,4	0,28	(749,6)	—
Net provisions for loan - losses	(1.284,5)	(0,48)	(1.103,4)	(0,44)	(181,1)	16,41
Writedown of investment securities	(0,4)	(0,00)	0,7	0,00	(1,1)	—
Accelerated goodwill amortization	(2,4)	(0,00)	(699,1)	(0,28)	696,7	(99,65)
Other income	(200,3)	(0,08)	73,5	0,03	(273,8)	—

Ordinary income before taxes (cash-basis*)	3.795,2	1,42	3.582,7	1,42	212,5	5,93

Corporate tax	(701,9)	(0,26)	(698,5)	(0,28)	(3,4)	0,49

Net ordinary consolidated income (cash-basis*)	3.093,3	1,16	2.884,2	1,15	209,1	7,25

Minority interests	252,3	0,09	229,2	0,09	23,1	10,09
Dividend - preferred shareholders	154,3	0,06	246,6	0,10	(92,3)	(37,43)

Net ordinary attributable income (cash-basis*)	2.686,7	1,01	2.408,5	0,96	278,2	11,55

Ordinary goodwill amortization	(349,3)	(0,13)	(478,5)	(0,19)	129,2	(27,01)

Net ordinary attributable income	2.337,4	0,88	1.930,0	0,77	407,4	21,11

Extraord. income from capital gains and extraord. allowances	831,3	0,31	0,0	0,00	831,3	—

Net attributable income (including extraordinaries)	3.168,7	1,19	1.930,0	0,77	1.238,7	64,18

(*) Before ordinary goodwill amortization.

Loans
Million euros			Variation

	30.09.04	30.09.03	Amount	(%)	31.12.03

Public sector	6.150,3	5.367,6	782,7	14,58	5.487,4
Private sector	116.585,4	96.409,2	20.176,2	20,93	103.515,6
Secured loans	57.475,2	43.837,9	13.637,3	31,11	47.999,6
Other loans	59.110,2	52.571,3	6.538,9	12,44	55.516,0
Non-resident sector	78.106,4	72.278,2	5.828,2	8,06	68.617,7
Secured loans	20.422,5	21.322,5	(900,0)	(4,22)	18.796,1
Other loans	57.683,9	50.955,7	6.728,2	13,20	49.821,6

Gross loans	200.842,1	174.055,0	26.787,1	15,39	177.620,7

Less: allowance for loan-losses	5.648,3	5.119,9	528,5	10,32	5.116,7

Net loans	195.193,8	168.935,1	26.258,7	15,54	172.504,0

Note: Doubtful loans	3.051,6	3.467,7	(416,1)	(12,00)	3.276,7
Public sector	0,8	1,9	(1,1)	(56,17)	0,9
Private sector	844,0	957,3	(113,4)	(11,84)	930,7
Non-resident sector	2.206,9	2.508,5	(301,6)	(12,02)	2.345,1

Comunicación Externa Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta. 28660 Bodilla del Monte (Madrid) Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

Customer funds
Million euros			Variation

	30.09.04	30.09.03	Amount	(%)	31.12.03

Public sector	12.374,5	13.353,0	(978,6)	(7,33)	9.225,9
Private sector	80.582,2	75.599,2	4.983,0	6,59	77.918,9
Demand deposits	25.457,5	23.494,4	1.963,1	8,36	25.089,2
Saving accounts	18.492,9	17.216,7	1.276,2	7,41	17.823,4
Time deposits	18.842,8	18.693,2	149,5	0,80	18.640,1
REPOs	16.984,8	16.164,0	820,8	5,08	16.348,5
Other accounts	804,2	30,9	773,3	—	17,7
Non-resident sector	75.317,8	71.413,7	3.904,1	5,47	72.190,7
Deposits	69.747,2	64.780,6	4.966,6	7,67	65.885,5
REPOs	5.570,7	6.633,2	(1.062,5)	(16,02)	6.305,2

Total customer deposits	168.274,5	160.366,0	7.908,5	4,93	159.335,6

Debt securities	49.921,0	39.269,3	10.651,7	27,12	44.441,2
Subordinated debt	12.444,2	11.740,1	704,1	6,00	11.221,1

Total customer funds on balance sheet	230.639,7	211.375,4	19.264,3	9,11	214.997,9

Total managed funds (off-balance sheet)	122.388,8	105.856,0	16.532,8	15,62	108.903,0

Mutual funds	90.664,6	78.029,5	12.635,1	16,19	80.502,0
Spain	67.154,3	58.439,5	8.714,8	14,91	60.725,4
Abroad	23.510,4	19.590,0	3.920,3	20,01	19.776,6
Pension funds	20.999,2	18.993,2	2.006,0	10,56	19.494,8
Spain	6.781,5	6.100,9	680,6	11,16	6.652,7
Individuals	5.796,5	5.268,8	527,7	10,01	5.767,7
Abroad	14.217,7	12.892,3	1.325,4	10,28	12.842,1
Managed portfolios	10.724,9	8.833,3	1.891,7	21,42	8.906,1
Spain	2.765,9	2.813,7	(47,8)	(1,70)	2.450,5
Abroad	7.959,0	6.019,6	1.939,4	32,22	6.455,6

Total customer funds	353.028,5	317.231,4	35.797,1	11,28	323.900,8

Shareholders' equity and capital ratios
Million euros			Variation

	30.09.04	30.09.03	Amount	(%)	31.12.03

Subscribed capital stock	2.384,2	2.384,2	0,0	0,00	2.384,2
Paid-in surplus	8.720,7	8.979,7	(259,0)	(2,88)	8.720,7
Reserves (includes net reserves
at consolidated companies)	7.252,8	6.363,2	889,6	13,98	6.102,5

Total primary capital	18.357,7	17.727,2	630,5	3,56	17.207,4

Net attributable income	3.168,7	1.930,0	1.238,7	64,18	2.610,8
Treasury stock	(222,3)	(31,1)	(191,3)	615,97	(10,2)
Distributed interim dividend	(395,8)	(369,6)	(26,2)	7,10	(739,1)

Shareholders' equity at period-end	20.908,3	19.256,5	1.651,8	8,58	19.069,0

Interim dividend pending distribution	0,0	0,0	0,0	—	(369,6)
Final dividend	0,0	0,0	0,0	—	(335,7)

Shareholders' equity after
allocation of period-end results	20.908,3	19.256,5	1.651,8	8,58	18.363,7

Preferred shares	4.336,0	4.655,8	(319,8)	(6,87)	4.484,9
Minority interests	1.695,8	1.640,1	55,6	3,39	1.575,8

Shareholders' equity and minority interests	26.940,0	25.552,5	1.387,5	5,43	24.424,4

Basic capital (Tier I)	19.032,5	16.280,0	2.752,5	16,91	16.951,2
Supplementary capital	10.603,1	8.523,8	2.079,3	24,39	8.570,2

Eligible capital	29.635,5	24.803,7	4.831,8	19,48	25.521,4

Risk weighted assets (BIS criteria)	226.059,4	200.989,5	25.069,9	12,47	205.253,4

BIS ratio	13,11	12,34	0,77		12,43

Tier I	8,42	8,10	0,32		8,26

Excess (amount)	11.550,8	8.724,6	2.826,2	32,39	9.101,1

Comunicación Externa Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta. 28660 Bodilla del Monte (Madrid) Tel.: 34 91 289 5188 Fax: 34 91 257 1039

ACTIVITY AND RESULTS

January - September 2004

October 27, 2004

Back to Contents

Banco Santander   Central   Hispano, S.A. (“Santander”)   cautions that this presentation   contains forward   looking   statements within the meaning of the US Private   Securities   Litigation   Reform Act of 1995. These forward   looking   statements are found in various places throughout this presentation and include,   without   limitation,   statements   concerning our future business   development and economic   performance . While these forward   looking   statements   represent our judgment and future expectations   concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to, (1) general   market, macro-economic, governmental and regulatory   trends, (2) movements in local and international   securities   markets, currency   exchange rates, and interest rates, (3) competitive   pressures, (4) technological developments, (5) changes in the financial   position or credit worthiness of our customers,   obligors and counterparties, (6) satisfaction of the conditions   relating to the Abbey National plc (“Abbey”) scheme of arrangement and (7) Santander’s ability to successfully   combine the business of Santander and Abbey and to realise expected   synergies from the acquisition of Abbey. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange   Commission of the United States of America, could adversely affect our business and financial   performance.

Note: Statements as to historical   performance or financial   accretion are not intended to mean that future performance or future earnings   (including   earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

2

Back to Contents

Agenda

Grupo Santander’s performance Jan-Sep’04

European Retail Banking

Latin America

Global Areas

The Abbey Deal

3

Back to Contents

Key aspects of Grupo Santander’s performance

Strong growth in activity and results

Net income growth supported by recurrent business

Good evolution of retail banking in Europe and Latin America

Improvement of principal management ratios

Public offer for the acquisition of Abbey

4

Back to Contents

The Group maintains strong year-on-year growth rates

(*)	Gross lending excluding the impact of securitisation	5
(**)	On- and off-balance customer funds (customer deposits, mutual and pension funds and funds under management) ex-REPOs

Back to Contents

Net ordinary attributable income maintains pace of growth without extraordinary capital gains
Million euros

(*)	Extraordinary capital gains of EUR 118 million from the sale of 4% of Shinsei, EUR 241 million from the sale of 0.46% of Vodafone in the first half and EUR 472 million from the sale of 2.5% of Royal Bank of Scotland in the third quarter	6

Back to Contents

Results - Key highlights
Mill. euros

1.- Growth in basic revenues based
on retail banking

7

Back to Contents

Results - Key highlights

1.- Growth in basic revenues based on retail banking

(*)	Percentage change: Jan-Sep'04 o/ Jan-Sep’03	8
(**)	Data in brackets: growth in euros Jan-Sep’04 o/ Jan-Sep’03

Back to Contents

Results - Key highlights
Mill. euros

2.- Lower trading gains although with growth
from client related revenues

9

Back to Contents

Results - Key highlights
Mill. euros

3.- Costs containment: absorbing costs related to technological and commercial projects

(*)	Expenses in respect of projects including Partenon, Altair, regional projects in Latin America and expenses in respect of Santander Consumer’s acquisitions including PTF (Poland) and Elcon (Norway)	10

Back to Contents

Results - Key highlights
Mill. euros

4.- Increase in net provisions* due to growth in activity

(*)	Argentina country risk transferred and recorded in “other funds” (EUR 182 mill. in Q2’03 and EUR 36 mill. in Q4’03)	11

Back to Contents

Summary of Group results. January-September 2004
Mill. euros

		Var. o/ Jan-Sep’03

	Jan-Sep’04	Amount	(%)

Net interest revenue	6,440	+521	+8.8

Basic revenue	9,856	+837	+9.3

Net operating revenue	10,556	+697	+7.1

Net operating income	4,882	+536	+12.3

Net ordinary attrib. income	2,337	+407	+21.1

Extraordinary capital gains *	831	+831	n.s.

Net attributable income	3,169	+1,239	+64.2

(*)	Extraordinary capital gains of EUR 118 million from the sale of 4% of Shinsei and EUR 241 million from the sale of 0.46% of Vodafone in the first half and EUR 472 million from the sale of 2.5% of Royal Bank of Scotland in the third quarter	12

Back to Contents

Improvement in all management ratios

(*)	Without extraordinary capital gains	13

Back to Contents

Agenda

Grupo Santander’s performance Jan-Sep’04

European Retail Banking

Latin America

Global Areas

The Abbey Deal

14

Back to Contents

European Retail Banking

More revenues with flat costs pushes up net income …

(*)	Personnel and general expenses + depreciation + other operating income	15

Back to Contents

European Retail Banking
Mill. Euros and % o/ Jan-Sep’03

… and all business units …

	Net oper. revenue 5,609; +8.9%	Net oper. income 1,897; +17.6%	Net attrib. income 1,570; +18.7%

Retail SAN	+5.7%	+12.7%	+11.8%

Banesto	+8.6%	+17.2%	+13.7%

Santander Consumer	+28.2%	+39.7%	+50.0%

Portugal	+5.5%	+11.5%	+17.4%

16

Back to Contents

Santander Retail. Increased business volume
Million euros

Monthly data		17

(*)	Including securitisations

(**)	Total customer funds: Deposits + mutual and pension funds

Back to Contents

Santander Retail. Significant quarterly volume growth with greater diversification

18

(*)	Including securitisations, monthly data

(**)	Quarterly growth in billion euros

Back to Contents

Grupo Banesto. More business volume and gain in market share
Billion euros

(*)	Including securitisations	19

Back to Contents

Loan growth at Santander Retail and Banesto produces market share gain for the Group in Spain*

Source: Other resident sector Bank of Spain (Adjusted for securitisations)		20
(*)	Banking Group in Spain

Back to Contents

SANTANDER CONSUMER. Growth in all business units
Million euros; var. Sep’04 / Sep’03

Loans		Net oper. income + Equity accounting income - provisions

Iberia	+21%	+37.9%

Germany	+19%	+43.6%

Italy	+27%	+59.8%

Sub-total	+20%	+42.5%

Others*	n.s.	+60.7%**

Total	+36%	+45.9%

(*)	Patagon, Poland and Norway	21
(**)	Losses have decreased

Back to Contents

Agenda

Grupo Santander’s performance Jan-Sep’04

European Retail Banking

Latin America

Global Areas

The Abbey Deal

22

Back to Contents

Latin America. After commercial re-launching in
September, the pace of business has
intensified…
Constant US$

… especially in loans

(*)	Loans without IPAB	23
(**)	Customer loans w/out REPOs + mutual and pension funds

Back to Contents

Brazil. Sustained growth with gain in market share
Constant US$

(*)	Market share excluding compulsory loans, BNDES and leasing. Figures based on local criteria. July’04-July’03 market share variation	24
(**)	Group growth in businesses includes corporate. Market growth up to August
Source: BCB

Back to Contents

Mexico. Sustained growth with gain in market share
Constant US$

25
(*).- Without FOBAPROA papers (**).- Growth in constant Mexican pesos. Figures based on local criteria

Back to Contents

CHILE. In 2004 we increased our market share
strengthening our leadership
Constant US$

26
(*).- Market share growth: Aug 2004 o/ Dec. 2003. Figures based on local criteria. (**).- Change over January 04 due to change in base Source: Banking authorities

Back to Contents

Latin America . Business growth reflected in the rise in
commercial revenues …
Mill. US$

Basic revenue

Var. o/ Q3'03
Basic rev.
Commissions
N. interest revenue
1,230
1,226
1,295
1,394
1,487
1,551
1,621
+25%
381
410
455
477
490
509
538
+18%
849
816
840
917
997
1,042
1,083
+29%
Q1'03
Q2'03
Q3'03
Q4'03
Q1'04
Q2'04
Q3'04

27

Back to Contents

Latin America . …which push the more recurrent earnings …

28

Back to Contents

Latin America . … and in net income, where the last three quarters compare favourably with the previous ones
Mill. US$

(*)	Reversal of provisions and minority interest effects in Mexico	29

Back to Contents

Latin America. Net attributable income by country
Mill. US$ and % o/ Jan-Sep’03

		% var. o/
	Jan-Sep’04	Jan-Sep’03
Brazil	636	+6.8
Mexico	315	-13.7	*
Chile	263	+42.9
Puerto Rico	48	+70.2
Venezuela	126	+39.1
Other countries and rest	-133	-21.0	**
Total	1,255	+8.8

(*)	Net income : -5,8%
(**)	Losses have increased

30

Back to Contents

Agenda

Grupo Santander’s performance Jan-Sep’04

European Retail Banking

Latin America

Global Areas

The Abbey Deal

31

Back to Contents

Asset Mgmt. and Private Banking. Improvement in revenues and earnings with good performance by businesses …
Mill. euros

(*)	Includes insurance business	32
(**)	Personnel and general expenses + depreciation + other operating income

Back to Contents

… in asset management and private banking

More than EUR 500 million distributed per quarter in 2004

(*)	Total commissions for Grupo Santander. Does not include depositary fees	33
(**)	Growth referred to objective client segment (net financial assets over 0.15 mill. euros)

Back to Contents

Global Wholesale Banking
Mill. euros

(*)	Personnel and general expenses + depreciation + other operating income	34

Back to Contents

Agenda

Grupo Santander’s performance Jan-Sep’04

European Retail Banking

Latin America

Global Areas

The Abbey Deal

35

Back to Contents

Abbey National deal

Deal approved by the shareholders of both banks at their respective shareholders meetings

Timetable:

Approval of Scheme of Arrangement (November 8/11*)

Complete the transaction (November 12*)

Trading of new shares (November 16*)

(*)	These dates are indicative only and will depend, amongst other things, on the dates upon which the High Court actually sanctions the Scheme of Arrangement and/or confirms the associated reduction of capital	36

Investor Relations
Ciudad Grupo Santander Edificio Pereda, 1st floor Avda de Cantabria, s/n 28660 Boadilla del Monte Madrid (Spain)
Tel.: 34 91 259 65 20 – 34 91 259 65 15 – 34 91 259 65 17 – 34 91 259 65 18
Fax: 34 91 257 02 45
e-mail: investor@gruposantander.com
www.gruposantander.com

Quarterly Report 2004

January | February | March | April | May | June | July | August | September | October | November | December

Grupo Santander

Back to Contents

2	Grupo Santander January - September 2004

Key consolidated data

Key consolidated data

	Jan-Sep 04	Jan-Sep 03	Var. (%)	2003

Balance sheet (Million euros)
Total assets	359,998.5	345,067.1	4.33	351,790.5

Loans	195,193.8	168,935.1	15.54	172,504.0

Total customer funds	353,028.5	317,231.4	11.28	323,900.8

On-balance sheet	230,639.7	211,375.4	9.11	214,997.9

Off-balance sheet	122,388.8	105,856.0	15.62	108,903.0

Shareholders' equity	20,908.3	19,256.5	8.58	18,363.7

Total managed funds	482,387.3	450,923.2	6.98	460,693.5

Solvency and NPL ratios (%)
BIS ratio	13.11	12.34		12.43

Tier I	8.42	8.10		8.26

NPL ratio	1.26	1.69		1.55

NPL coverage	205.07	149.43		165.19

Income statement (Million euros)
Net interest revenue	6,439.8	5,918.6	8.81	7,958.3

Basic revenue	9,856.3	9,019.7	9.28	12,128.9

Net operating revenue	10,556.4	9,859.9	7.06	13,127.7

Net operating income	4,881.7	4,345.9	12.33	5,720.7

Net ordinary attributable income (cash-basis*)	2,686.7	2,408.5	11.55	3,133.3

Net ordinary attributable income	2,337.4	1,930.0	21.11	2,610.8

Net attributable income (including extraordinaries)	3,168.7	1,930.0	64.18	2,610.8

Profitability and efficiency (%)
Efficiency ratio	47.31	48.96		49.34

ROA	1.03	0.96		0.95

ROE (cash-basis*)	19.05	17.64		17.37

Ordinary ROE	16.58	14.14		14.48

ROE (including extraordinaries)	22.47	14.14		14.48

Market capitalization and the share
Shares outstanding (millions at period end)	4,768	4,768		4,768

Share price (euro)	7.86	7.28		9.39

Market capitalization (million euros)	37,479.6	34,714.0		44,775.3

EPS ordinary (cash-basis*) annualized (euro)	0.7512	0.6735		0.6571

EPS ordinary annualized (euro)	0.6536	0.5397		0.5475

P/E ratio (market capitalization / net ordinary attrib. income annualized)	12.03	13.49		17.15

EPS (including extraordinaries) annualized (euro)	0.8860	0.5397		0.5475

P/E ratio (mkt. cap. / net attrib. income incl. extraordinaries annualized)	8.87	13.49		17.15

Other data
Shareholders (number)	1,108,888	1,088,941		1,075,733

Number of employees	103,328	103,307		103,038

Spain	34,336	35,378		34,968

Abroad	68,992	67,929		68,070

Number of branches	9,267	9,112		9,199

Spain	4,386	4,343		4,369

Abroad	4,881	4,769		4,830

(*).- Before ordinary goodwill amortization.
Note: The information contained in this report has not been audited. However, it has been drawn up according to generally accepted accounting principles and criteria.

Back to Contents

		Grupo Santander January - September 2004	3

Highlights of the period		Contents

•	Launch of a recommended bid for Abbey National plc, a major financial services group in the UK, where it is the second largest provider of residential mortgages, with 17.8 million customers. The transaction, approved by the European Commission and by the shareholders of both banks at their respective shareholders meetings, is pending the sanction of the UK court and the necessary approvals from the UK and Spanish regulators.	Key consolidated data.......................................................	2

		Performance during the year.............................................	4

		Consolidated financial report............................................	8

•	Net attributable income in the first nine months was EUR 3,168.7 million. This figure is the sum of net ordinary attributable income (EUR 2,337.4 million) and extraordinary income of EUR 831.3 million from the capital gains obtained from the sale of 4% of Shinsei (EUR 118 million) in the first quarter, 0.46% of Vodafone (EUR 241 million) in the second quarter and 2.5% of The Royal Bank of Scotland (EUR 472 million) in the third quarter.	Report by business areas..................................................	17

		The Santander Central Hispano share..........................	30

		Takeover bid for Abbey National plc..............................	31

•	The capital gains are scheduled to be used for extraordinary provisions at the end of the year. However, as the inclusion of these capital gains could distort how the Group’s business performance is viewed, all the comments on earnings in this report do not take them into account and refer only to net ordinary attributable income.	Corporate Social Responsibility........................................	33

		Corporate Governance......................................................	34

•	Net ordinary attributable income in the first nine months was EUR 2,337.4 million, 21.1% higher than in the same period of 2003.All revenue lines registered year-on-year growth.

•	Net ordinary attributable income in the third quarter was EUR 786.0 million, 23.4% higher than in the same quarter of 2003. Including the capital gains referred to above it was EUR 1,258.2 million.

•	Strong growth in business in Europe and Latin America: loans increased 17% year-on-year after growing for the seventh straight quarter and customer funds without REPOs increased by 13%.

•
Further improvement in management ratios over the last 12 months (efficiency ratio: -1.7 p.p; -excluding extraordinaries- ROE: +2.4 p.p.), credit quality (NPL ratio: -0.4 p.p; NPL coverage: +56 p.p.) and capital strength (core capital, +0.7 p.p.; BIS ratio, +0.8 p.p.).

•	European Retail Banking: higher revenues (+8.9%) and broadly flat costs (+0.9%) pushed up net operating income by 17.6% and net attributable income by 18.7%. All units registered double-digit growth.

•	Latin America maintains greater activity (+ 17% in loans and + 19% in customer funds without exchange rate impact) and continues to show year-on-year growth in all revenue lines.

Back to Contents

4	Grupo Santander January - September 2004

Performance during the year

Background

Grupo Santander conducted its business against a background of global economic expansion, which is spreading to most countries and with more strength in Asia and the United States.

The pace of US growth and job creation picked up in the third quarter after a weaker second quarter. Inflation has stabilised, showing that the rise in previous months was largely due to temporary factors. The Fed continued to increase its funds rate moderately during the quarter to 1.75% (1% in the middle of June). Meanwhile the main Latin American economies are gaining strength and growth for the whole region could be around 5% this year, higher than the forecasts.

In the Euro zone, GDP growth in the first half surpassed expectations thanks to exports and looks like being around 2% for the whole year. Although inflation remains above 2%, the outlook for 2005 puts it below the target of the European Central Bank and so an increase is not expected in the repo rate until the economic recovery is stronger. In Spain the growth differential with the Euro zone was maintained (2.6% vs. 2.0% in the second quarter), spurred by consumption, construction and recovery in investment in goods and equipment.

Group performance and businesses

In this environment Grupo Santander combined development of banking activity in its target markets and businesses with the launch of a bid for Abbey National plc (recommended by the Abbey Board of Directors), a major financial services group in the UK, where it is the second largest provider of residential mortgages, with 17.8 million customers.

The completion of this transaction will enhance Grupo Santander’s presence in Europe as the Banco Santander board believes that the UK market is one of the most attractive in Europe. The bank will also have a well diversified earnings mix coming from high growth and mature, stable economies. In addition, over 90% of the loan portfolio will be in countries rated AA or better.

As this quarterly report went to press the transaction had been approved by the European Commission, from the competition standpoint, and by the shareholders of both banks at their respective shareholders meetings held in October. The sanction of the UK court of the Scheme of Arrangement and approvals from the UK and Spanish regulators necessary to complete the acquisition are pending. The new Santander shares to be issued in connection with this acquisition are expected to begin trading in the middle of November.

Net ordinary attributable income (before capital gains) amounted to EUR 2,337.4 million in the first nine months, 21.1% more than in the same period of 2003. On a cash- basis (i.e. before ordinary amortisation of goodwill) net ordinary attributable income was EUR 2,686.7 million.

Ordinary earnings per share for the first nine months on an annualised basis were EUR 0.6536, 21.1% higher than in the same period of 2003. On a cash-basis, the figure was EUR 0.7512 per share. Return on equity (ROE) was 16.6%, more than two percentage points higher than in the first nine months of 2003. On a cash-basis, ROE was 19.1%.

Net interest revenue rose 8.8% and maintained growth in net fees and commissions of 10%. Other positive developments were cost control, the rise in equity-accounted income, diminished needs for specific loan-loss provisions, reduced cost of preferred shares and lower ordinary amortisation of goodwill. Trading gains, however, compared less favourably (16.7% lower than in the first nine months of 2003) and minority interests (sale in the first quarter of 2003 of 24.9% of Santander Serfin). The year-on-year impact of exchange rates was around 4 p.p. on earnings and 2 p.p. on the balance sheet.

Lastly, EUR 472 million was recorded in the third quarter from the sale of 2.5% of The Royal Bank of Scotland. Net ordinary attributable income excluding these capital gains was EUR 786.0 million, 23.4% higher than in the same period of 2003.

All business areas registered high levels of activity, reflected in higher net operating income. Overall, the year-on-year increase in net operating income was 12.9%, spurred by retail activity.

European Retail Banking performed well in all units and progress was made in the business model of generating revenues with flat costs. Net operating revenue rose 8.9% while personnel and general expenses only increased 0.9%. As a result, net operating income grew 17.6% and net attributable income 18.7%. The efficiency ratio improved 3.4 points to 42.6%.

• Santander Central Hispano Retail Banking kept up a strong pace of growth in new business, focused on key segments (loans to companies, especially SMEs and micro companies, mortgages, funds and insurance). This offset the pressure on customer spreads. The 5.7% rise in revenues and slightly lower costs increased net operating income by 12.7% and net attributable income by 11.8%.

This performance was recognised by Global Finance with the award of best bank in Spain, as was previously done by Euromoney.

• Banesto also continued to perform better than commercial banks as a whole in Spain, particularly in loans (+22%), higher revenues and stable costs. Net operating income rose 17.2 and net attributable income 13.7%.

• In Portugal, against a background of an economy still recovering, the Group increased net interest income and net fees and commissions with lower costs. As a result, the efficiency ratio improved and net attributable income was 15.8% higher than in the first nine months of 2003.

• Santander Consumer registered noteworthy growth both in earnings and activity. Net attributable income increased 50% to EUR 272.2 million including the new incorporations

Back to Contents

Grupo Santander January - September 2004	5

Performance during the year

(100% of Italy’s business and consolidation of PTF and Elcon) and on a like-for-like basis the rise was 50.0% This significant growth was backed by a rise in new lending of 44.6%, improved spreads and efficient management of business (efficiency ratio of 35.2%).

A further step was taken in the consolidation of the Santander Consumer franchise with the agreement to acquire the Dutch auto financing company Abfin, which will contribute EUR 285 million in managed assets to the business of the unit.

In Latin America Grupo Santander, which was named the region’s best bank in 2004 by Euromoney, maintained a high volume of business during the third quarter and registered year-on-year growth in euros in all of its revenue lines.

Basic revenue increased 12.7% over the first nine months of 2003, after improving for the fifth straight quarter, as a result of 13.0% growth in net interest revenue and 11.9% in net fees and commissions. Both income streams reached their highest levels of the last two years because of greater business volumes, a better interest rate environment and the drive in commission-generating business at a domestic and regional level. The progress made in basic revenue also reflects the preferential emphasis given to the development of the most recurrent businesses.

As a result of the reduced trading gains in the second and third quarters (compared to exceptionally high ones in Q3 2003), net operating income only rose by 4.7%. Net attributable income was 1.3% lower than in the first nine months of 2003 at EUR 1,024.8 million (+8.8% in dollars at US$1,255.1 million), because of one-off effects in Mexico and the exchange rate impact.

• Brazil’s significant growth in retail business came from lending (+32% year-on-year, excluding the exchange rate effect) and mutual funds (+21% without exchange rate impact). As a result, net interest revenue and fees and commissions increased, offsetting the impact of lower interest rates and lifting basic revenue in euros by 21.8%. Net attributable income, however, declined 3.1% to EUR 518.9 million as a result of the lower trading gains and higher costs incurred in business development. In dollars, net attributable income was 6.8% higher at US$635.5 million.

• Net operating income in Mexico rose 7.6% in euros, spurred by strong growth in lending, particularly to individual customers and to companies, higher commissions and lower personnel and general costs, which offset the effect of lower interest rates and reduced interest revenues.

The release of available loan-loss provisions in 2003 and the larger share of minority interests in 2004 produced a 21.8% decline in net attributable income over the first nine months of 2003 to EUR 257.2 million (-13.7% in dollars to US$315.1 million).
• The pick-up in Chile, particularly loans, and the rise in net fees and commissions offset the impact of lower interest rates. All revenue lines grew year-on-year. Cost control and a normal level of provisions produced net attributable income of EUR 215.1 million, 29.6% more than the first nine months of 2003 (+42.9% in dollars to US$263.4 million).

• Of note in other countries were the higher earnings in Puerto Rico, Venezuela and Colombia (+54.4%, +26.1% and +71.1%, respectively, in euros) and the return to profitability in Uruguay and Argentina.

The global areas (Asset Management, Private Banking and Global Wholesale Banking) contributed EUR 524.6 million to the Group’s net attributable income, 31.6% more than in the first nine months of 2003.

In short, a detailed analysis by business area underscores the effort made by the Group to boost revenues by strengthening business with clients, while maintaining cost control and improving the quality of risks. This enabled net attributable income to be higher, business volumes to increase and also a continued improvement in the level of profitability, efficiency and credit quality.

Grupo Santander results

Net interest revenue was 8.8% higher than in the first nine months of 2003 at EUR 6,439.8 million. The increased business volumes and the initiatives to maintain a customer spread offset the fall in interest rates. There was also a rise in dividends received. All areas increased their net interest revenue over 2003.

Net fees and commissions increased 10.2% as compared to the first nine months of 2003. By business areas, European Retail Banking rose 10.8%, Asset Management and Private Banking 8.5% and Retail Banking Latin America 16.2% in euros (+26.7% excluding exchange rate impact). By products, commissions from mutual and pension funds increased 23.7%, insurance 62.5% and cards 13.1%. Those from shares, underwriting and placement continued to decline because of the weak market.

Net trading gains amounted to EUR 700.1 million, 16.7% less than in the first nine months of 2003 because of the impact of the markets in the second quarter of 2004 and the high level of trading gains in the same quarter of 2003.

Total costs (including depreciation, amortisation and other operating income) increased 2.9%, largely due to the general expenses related to the relaunching of business in some countries and the development of corporate projects as personnel costs only rose 1.1%. As a consequence, the efficiency ratio improved 1.7 points to 47.3%.

Net operating income was 12.3% higher at EUR 4,881.7 million. Excluding the exchange rate impact, growth was 16.4%.

Income from equity-accounted holdings (net of dividends)

Back to Contents

6	Grupo Santander January - September 2004

Performance during the year

amounted to EUR 446.3 million, 71.2% more than in the first nine months of 2003. This was largely due to the higher contributions from The Royal Bank of Scotland Group, Cepsa, Banque Commerciale du Maroc, Urbis and insurance companies.

Net provisions for loan-losses amounted to EUR 1,284.5 million, 16.4% more than in the first nine months of 2003, because of the larger allocation to generic and statistical provisions, both as a result of growth in lending.

Accelerated amortisation of goodwill amounted to only EUR 2.4 million, down from EUR 699.1 million in the first nine months of 2003 when EUR 681 million of capital gains from the sale of 24.9% of Santander Serfin were recorded.

"Other income" for the first nine months of 2004 was EUR 200.3 million negative, including different provisions to strengthen the balance sheet.

“Other income” for the first nine months of 2003 was EUR 73.5 million positive as a result of the release of a fund of EUR 182 million included in this category. This fund was reclassified to net loan-loss provisions as the level of country-risk coverage for Argentina increased from 50% to 75%, in accordance with Bank of Spain regulations. It had no impact on income.

Income before taxes on a cash-basis (before ordinary amortisation of goodwill) was 5.9% higher than in the first nine months of 2003 at EUR 3,795.2 million. After deducting taxes, minority interests and preferred shares, net attributable income on a cash-basis was EUR 2,686.7 million, 11.6% higher than in the first nine months of 2003.

Excluding ordinary amortisation of goodwill (EUR 349.3 million, 27.0% less than in the first nine months of 2003), net ordinary attributable income was EUR 2,337.4 million, 21.1% higher than in the same period of 2003.

Including the EUR 831.3 million of extraordinary income from capital gains, the Group’s net attributable income was EUR 3,168.7 million, a 64.2% increase over the same period of 2003.

Grupo Santander consolidated balance sheet

Total funds managed by the Group amounted to EUR 482,387 million, 7.0% more than in September 2003. The negative impact of exchange rates was around 2 percentage points.

Gross lending rose 15.4% year-on-year to EUR 200,842 million (excluding the impact of securitisation gross lending rose 16.9% and 21.4% in other resident sectors). Year-on-year growth rose for the seventh straight quarter.

The main growth in Europe occurred in Spain (+19%), Germany (+18%) and Poland, after PTF’s consolidation. Latin America registered growth of 17% in local currency. Of note was Brazil (+32%), Mexico, excluding the Fobaproa paper (+17%), Chile (+16%), Colombia (+47%) and Venezuela (+94%).

Growth in Spain in loans to companies and mortgages

continued to be high in the third quarter. Loans to the resident sector increased 3.3% over June 2004, while Latin America registered growth of 4.6% excluding the exchange rate effect.

Total managed customer funds increased 11.3% year-on-year to EUR 353,029 million (+13.0% excluding the exchange rate effect).

In Spain, deposits (excluding REPOs), mutual funds and pension plans rose 10.1% in the year to September 2004. Of note, after falling in several quarters, was the stabilisation of time deposits, as well as the increase in sight deposits (+8.4% in demand deposits).

Mutual funds increased 14.9% in the year to September, consolidating the Group’s leadership position in Spain with a market share over 27%. Pension plans increased 11.2% year-on-year.

On- and off-balance sheet managed funds in Latin America rose 13% in euros (+19% excluding the exchange rate effect). All countries performed well in local currency terms. Of note, in deposits, was growth of more than 14% in Brazil, Mexico, Chile, Venezuela, Colombia and Uruguay. The rise in mutual funds was 27.6%, excluding the exchange rate effect, with notable growth in Argentina, Brazil, Mexico, Chile and Puerto Rico. All countries registered growth in pension plans (total increase of 14.4% excluding the exchange rate impact).

Goodwill pending amortisation amounted to EUR 7,135 million. The reduction since September 2003 was EUR 1,275 million (-15.2%) and included the early amortisation of Banespa, the reclassification of the goodwill of Sanpaolo-IMI and Commerzbank from the restructuring of the portfolio and the elimination of the goodwill corresponding to the stake sold in The Royal Bank of Scotland. The main increase, meanwhile, arose from the acquisition of Cepsa shares.

The Group’s equity, on the basis of BIS criteria, amounted to EUR 29,636 million. The surplus above the minimum requirement was EUR 11,551 million. The BIS ratio was 13.1%, with Tier I of 8.4% and core capital of 6.6%.

In the quarter the Group made three preferred share offerings totalling EUR 1,730 million and two subordinated debt placements of EUR 500 million each.

Risk management

The Group continued to reduce the level of non-performing loans (NPLs) together with an increase in coverage. The NPL ratio dropped to 1.26% from 1.55% in December 2003 and 1.69% in September 2003. NPL coverage rose almost 8 percentage points in the third quarter to 205.1% (165.2% at the end of 2003 and 149.4% in September 2003).

Specific loan-loss provisions, net of recoveries, were 49% lower than a year ago at EUR 324 million.

The Group’s NPL ratio in Spain remained at an all-time low of

Back to Contents

Grupo Santander January - September 2004	7

Performance during the year

0.7% and coverage of doubtful loans rose to 315%, 92 percentage points higher than in December 2003 and 97 points above September 2003.

In Portugal, where the economic environment still has room for improvement, the NPL ratio stands at 2.5%, slightly above December 2003. Coverage was 109%, 17 points lower than in December 2003. Santander Consumer’s NPL was hardly changed at 2.1% in respect to December and September 2003. Coverage increased to 159%, 9 p.p. more than December 2003 and 13 p.p. above September 2003.

Latin America’s NPL ratio fell to 2.7%, largely thanks to the lower balances of bad debts in Argentina, Mexico, Chile and Venezuela. Coverage stood at 161%, 36 points above December 2003 and 41 points more than September 2003.

Regarding market risk management, the VaR (Value at Risk) of trading portfolios remained at the end of the third quarter at levels similar to those in the second quarter. At the beginning of August, due to the rise in Mexico’s interest rates and increased volatility, VaR reached a high of US$22.5 million. Subsequently, after reducing positions in Brazil and Mexico, the VaR reached a low for the quarter of US$17.7 million and ended the period at US$20.1 million, similar to the start. The average VaR of the third quarter was US$19.9 million (US$14.0 million in the same period of 2003), largely because of Latin America and chiefly Mexico.

Dividends

On August 1, the bank paid its first interim dividend charged to 2004 earnings of EUR 0.083 per share. As of November 1, a second interim dividend, also of EUR 0.083 per share, will be paid. In both cases, the payments are 7.1% higher than the equivalent ones in 2003.

Exchange rates: 1 euro/currency parity

	Average (income statement)		Period-end (balance sheet)

	Jan-Sep 04	Jan-Sep 03	30.09.04	31.12.03	30.09.03

US$	1.2248	1.1106	1.2409	1.2630	1.1652

Brazilian real	3.6398	3.4645	3.5347	3.6646	3.4041

New Mexican peso	13.8141	11.8452	14.1264	14.1772	12.7910

Chilean peso	753.2446	791.9663	752.2983	748.3910	768.4505

Venezuelan bolivar	2,292.8943	1,787.0865	2,379.5498	2,018.2857	1,861.9893

Argentine peso	3.6015	3.2946	3.7196	3.7259	3.3907

Back to Contents

8	Grupo Santander January - September 2004	Consolidated financial report

Income statement

	January - September 04		January - September 03		Variation

	Mill. euros	%ATA	Mill. euros	%ATA	Amount	(%)

Interest revenues	13,287.1	4.98	13,006.3	5.17	280.7	2.16

Dividends	518.4	0.19	353.8	0.14	164.6	46.51

Interest expenses	(7,365.7)	(2.76)	(7,441.6)	(2.96)	75.9	(1.02)

Net interest revenue	6,439.8	2.41	5,918.6	2.35	521.2	8.81

Net fees and commissions	3,416.6	1.28	3,101.1	1.23	315.4	10.17

Basic revenue	9,856.3	3.70	9,019.7	3.58	836.6	9.28

Trading gains	700.1	0.26	840.2	0.33	(140.1)	(16.68)

Net operating revenue	10,556.4	3.96	9,859.9	3.92	696.5	7.06

Personnel and general expenses	(4,994.7)	(1.87)	(4,827.4)	(1.92)	(167.4)	3.47

a) Personnel expenses	(3,056.3)	(1.15)	(3,021.8)	(1.20)	(34.6)	1.14

b) General expenses	(1,938.4)	(0.73)	(1,805.6)	(0.72)	(132.8)	7.36

Depreciation	(543.8)	(0.20)	(567.6)	(0.23)	23.8	(4.20)

Other operating costs	(136.2)	(0.05)	(119.0)	(0.05)	(17.2)	14.45

Operating costs	(5,674.7)	(2.13)	(5,514.0)	(2.19)	(160.7)	2.91

Net operating income	4,881.7	1.83	4,345.9	1.73	535.8	12.33

Income from equity - accounted holdings	446.3	0.17	260.7	0.10	185.6	71.21

Less: Dividends from equity - accounted holdings	283.5	0.11	240.0	0.10	43.5	18.13

Earnings from Group transactions	(45.2)	(0.02)	704.4	0.28	(749.6)	—

Net provisions for loan - losses	(1,284.5)	(0.48)	(1,103.4)	(0.44)	(181.1)	16.41

Writedown of investment securities	(0.4)	(0.00)	0.7	0.00	(1.1)	—

Accelerated goodwill amortization	(2.4)	(0.00)	(699.1)	(0.28)	696.7	(99.65)

Other income	(200.3)	(0.08)	73.5	0.03	(273.8)	—

Ordinary income before taxes (cash-basis*)	3,795.2	1.42	3,582.7	1.42	212.5	5.93

Corporate tax	(701.9)	(0.26)	(698.5)	(0.28)	(3.4)	0.49

Net ordinary consolidated income (cash-basis*)	3,093.3	1.16	2,884.2	1.15	209.1	7.25

Minority interests	252.3	0.09	229.2	0.09	23.1	10.09

Dividend - preferred shareholders	154.3	0.06	246.6	0.10	(92.3)	(37.43)

Net ordinary attributable income (cash-basis*)	2,686.7	1.01	2,408.5	0.96	278.2	11.55

Ordinary goodwill amortization	(349.3)	(0.13)	(478.5)	(0.19)	129.2	(27.01)

Net ordinary attributable income	2,337.4	0.88	1,930.0	0.77	407.4	21.11

Extraord, income from capital gains and extraord. allowances	831.3	0.31	0.0	0.00	831.3	—

Net attributable income (including extraordinaries)	3,168.7	1.19	1,930.0	0.77	1,238.7	64.18

Note:
Average Total Assets	355,615.2		335,476.9		20,138.3	6.00

Average Shareholders' Equity	18,802.2		18,200.2		602.1	3.31

(*), - Before ordinary goodwill amortization.

Efficiency ratio	Net operating income

%	Million euros

(*) Exchange rate effect excluded: +16.4%

Back to Contents

Grupo Santander January - September 2004	9

Consolidated financial report

Quarterly

	2003			2004

Million euros	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter

Interest revenues	4,228.0	4,197.4	4,185.8	4,507.7	4,593.5

Dividends	98.6	87.7	64.4	329.1	124.8

Interest expenses	(2,336.0)	(2,245.3)	(2,266.1)	(2,511.1)	(2,588.5)

Net interest revenue	1,990.6	2,039.8	1,984.2	2,325.8	2,129.8

Net fees and commissions	1,055.3	1,069.4	1,106.6	1,174.1	1,135.9

Basic revenue	3,045.9	3,109.2	3,090.8	3,499.8	3,265.8

Trading gains	256.3	158.6	270.5	164.9	264.8

Net operating revenue	3,302.2	3,267.8	3,361.3	3,664.7	3,530.5

Personnel and general expenses	(1,620.8)	(1,650.3)	(1,640.5)	(1,667.9)	(1,686.4)

a) Personnel expenses	(1,011.8)	(1,027.6)	(1,003.0)	(1,022.1)	(1,031.2)

b) General expenses	(609.0)	(622.7)	(637.4)	(645.8)	(655.1)

Depreciation	(190.0)	(195.2)	(177.7)	(182.1)	(184.0)

Other operating costs	(44.7)	(47.5)	(36.3)	(53.5)	(46.4)

Operating costs	(1,855.5)	(1,893.0)	(1,854.4)	(1,903.6)	(1,916.8)

Net operating income	1,446.7	1,374.8	1,506.9	1,761.1	1,613.7

Income from equity - accounted holdings	152.3	146.6	228.6	5.9	211.8

Less: Dividends from equity - accounted holdings	52.3	69.5	17.7	207.4	58.5

Earnings from Group transactions	(24.7)	251.2	(1.5)	(26.4)	(17.3)

Net provisions for loan - losses	(289.3)	(392.3)	(323.5)	(430.1)	(530.8)

Writedown of investment securities	0.4	(0.0)	(0.1)	(0.1)	(0.2)

Accelerated goodwill amortization	(7.9)	(1,020.1)	(2.4)	0.0	0.0

Other income	(51.1)	681.1	(155.0)	(26.8)	(18.5)

Ordinary income before taxes (cash-basis*)	1,226.5	1,041.2	1,252.9	1,283.6	1,258.7

Corporate tax	(263.5)	(170.9)	(239.8)	(230.2)	(231.8)

Net ordinary consolidated income (cash-basis*)	962.9	870.3	1,013.1	1,053.3	1,026.9

Minority interests	85.1	77.5	97.5	72.3	82.6

Dividend - preferred shareholders	78.3	67.9	57.9	54.8	41.5

Net ordinary attributable income (cash-basis*)	799.5	724.9	857.7	926.3	902.7

Ordinary goodwill amortization	(162.3)	(44.0)	(115.2)	(117.3)	(116.7)

Net ordinary attributable income	637.2	680.9	742.4	809.0	786.0

Extraord, income from capital gains and extraord. allowances	0.0	0.0	0.0	359.0	472.2

Net attributable income (including extraordinaries)	637.2	680.9	742.4	1,168.0	1,258.2

Note:
Average Total Assets	345,219.1	349,329.8	352,477.6	352,957.1	360,076.9

Average Shareholders' Equity	17,688.2	17,537.4	19,091.8	19,410.0	18,098.7

(*), - Before ordinary goodwill amortization.

Net ordinary attributable income (cash-basis)	Net ordinary attributable income

Million euros	Million euros

(*) Exchange rate effect excluded: +15.9%	(*) Exchange rate effect excluded: +26.6%

Back to Contents

10	Grupo Santander January - September 2004

Consolidated financial report

Average yields of assets and average cost of funds

	January - September 2004		January - September 2003

(%)	Weight	Av. rate	Weight	Av. rate

Central banks and Government debt securities	8.65	3.51	10.82	4.23

Due from banks	10.56	2.94	11.72	3.62

Loans:	51.63	5.66	49.32	6.28

Euros	40.61	4.49	37.66	5.08

Foreign currency	11.02	9.98	11.66	10.16

Investment securities	17.46	5.55	14.56	5.49

Other assets	11.70	—	13.58	—

Other revenue	—	0.67	—	0.53

Total	100.00	5.18	100.00	5.31

Due to banks	18.62	3.29	17.89	3.29

Customer deposits:	47.31	2.17	48.67	2.79

Euros	32.56	1.60	33.54	1.86

Foreign currency	14.75	3.42	15.13	4.85

Debt securities and subordinated debt:	16.34	4.06	14.01	4.20

Euros	11.01	3.71	8.17	3.96

Foreign currency	5.33	4.77	5.84	4.54

Net shareholders' equity	5.83	—	5.89	—

Other liabilities	11.90	1.66	13.54	1.68

Other costs	—	0.26	—	0.19

Total	100.00	2.76	100.00	2.96

Net interest revenue (excluding dividends)	Net fees and commissions

Million euros	Million euros

(*) Exchange rate effect excluded: +10.7%	(*) Exchange rate effect excluded: +13.9%

Back to Contents

Grupo Santander January - September 2004	11

Consolidated financial report

Net fees and commissions

			Variation

Million euros	Jan-Sep 04	Jan-Sep 03	Amount	(%)

Commissions for services	1,858.5	1,705.6	152.9	8.97

Commercial bills	227.8	306.4	(78.6)	(25.64)

Credit and debit cards	408.0	360.8	47.2	13.08

Account management	322.9	304.5	18.4	6.03

Insurance	391.7	241.1	150.6	62.47

Contingent liabilities	166.3	151.6	14.7	9.67

Other operations	341.8	341.1	0.6	0.19

Mutual & pension funds	1,174.4	949.7	224.7	23.66

Securities services	383.7	445.9	(62.2)	(13.94)

Total	3,416.6	3,101.1	315.4	10.17

Personnel and general expenses

			Variation

Million euros	Jan-Sep 04	Jan-Sep 03	Amount	(%)

Personnel expenses	3,056.3	3,021.8	34.6	1.14

General expenses:	1,938.4	1,805.6	132.8	7.36

Information technology	349.9	335.1	14.8	4.41

Communications	177.2	175.3	1.9	1.09

Advertising	221.3	150.5	70.8	47.06

Buildings and premises	353.4	331.7	21.7	6.54

Printed & office material	58.6	57.8	0.8	1.42

Taxes (other than income tax)	93.1	114.1	(20.9)	(18.35)

Other expenses	684.8	641.1	43.7	6.82

Total	4,994.7	4,827.4	167.4	3.47

Net loan-loss and country-risk provisions

			Variation

Million euros	Jan-Sep 04	Jan-Sep 03	Amount	(%)

Non - performing loans	1,436.0	1,157.9	278.1	24.01

Country - risk	146.4	200.6	(54.3)	(27.05)

Recovery of written - off assets	(297.9)	(255.2)	(42.7)	16.73

Net provisions	1,284.5	1,103.4	181.1	16.41

Back to Contents

12	Grupo Santander January - September 2004

Consolidated financial report

Balance sheet

			Variation

Million euros	30.09.04	30.09.03	Amount	(%)	31.12.03

Assets
Cash and central banks	7,339.9	10,308.5	(2,968.6)	(28.80)	8,907.4

Government debt securities	20,955.2	32,812.0	(11,856.8)	(36.14)	31,107.9

Due from banks	35,881.8	36,454.9	(573.1)	(1.57)	37,617.8

Loans	195,193.8	168,935.1	26,258.7	15.54	172,504.0

Investment securities	59,617.7	51,286.0	8,331.7	16.25	59,675.4

Fixed income	45,805.7	36,552.4	9,253.2	25.31	44,277.1

Equity	13,812.1	14,733.6	(921.5)	(6.25)	15,398.3

Shares and other securities	9,119.2	8,245.2	874.1	10.60	10,064.1

Equity stakes	3,709.0	5,418.1	(1,709.1)	(31.54)	4,266.4

Equity stakes in Group companies	983.9	1,070.4	(86.5)	(8.08)	1,067.8

Tangible and intangible assets	5,068.6	5,014.1	54.5	1.09	5,058.3

Treasury stock	222.3	31.1	191.3	615.97	10.2

Goodwill	7,135.5	8,410.1	(1,274.6)	(15.16)	7,385.2

Other assets	23,995.4	27,223.8	(3,228.4)	(11.86)	24,902.5

Prior years' results from consolidated companies	4,588.4	4,591.6	(3.2)	(0.07)	4,621.8

Total assets	359,998.5	345,067.1	14,931.4	4.33	351,790.5

Liabilities
Due to banks	65,245.2	69,888.4	(4,643.1)	(6.64)	75,580.3

Customer deposits	168,274.5	160,366.0	7,908.5	4.93	159,335.6

Deposits	138,568.9	129,201.5	9,367.4	7.25	132,747.6

REPOs	29,705.6	31,164.6	(1,459.0)	(4.68)	26,588.0

Debt securities	49,921.0	39,269.3	10,651.7	27.12	44,441.2

Subordinated debt	12,444.2	11,740.1	704.1	6.00	11,221.1

Net provisions for risks and charges	12,494.3	13,095.5	(601.2)	(4.59)	12,727.7

Minority interests	5,625.2	5,820.2	(195.1)	(3.35)	5,439.5

Net consolidated income	3,575.3	2,405.7	1,169.6	48.62	3,232.0

Capital	2,384.2	2,384.2	0.0	0.00	2,384.2

Reserves	20,561.9	19,934.5	627.4	3.15	19,445.0

Other liabilities	19,472.8	20,163.2	(690.4)	(3.42)	17,983.9

Total liabilities	359,998.5	345,067.1	14,931.4	4.33	351,790.5

Other managed funds (off - balance sheet)	122,388.8	105,856.0	16,532.8	15.62	108,903.0

Mutual funds	90,664.6	78,029.5	12,635.1	16.19	80,502.0

Pension funds	20,999.2	18,993.2	2,006.0	10.56	19,494.8

Managed portfolios	10,724.9	8,833.3	1,891.7	21.42	8,906.1

Total managed funds	482,387.3	450,923.2	31,464.2	6.98	460,693.5

Contingent liabilities	32,431.6	30,522.7	1,908.9	6.25	30,514.2

Guarantees	29,006.6	27,262.6	1,744.0	6.40	27,273.9

Documentary credits	3,425.0	3,260.1	164.9	5.06	3,240.3

Gross loans	Total customer funds

Billion euros	Billion euros

(*) Exchange rate effect excluded: +16.6%	(*) Exchange rate effect excluded: +13.1%

Back to Contents

Grupo Santander January - September 2004	13

Consolidated financial report

Loans

			Variation

Million euros	30.09.04	30.09.03	Amount	(%)	31.12.03

Public sector	6,150.3	5,367.6	782.7	14.58	5,487.4

Private sector	116,585.4	96,409.2	20,176.2	20.93	103,515.6

Secured loans	57,475.2	43,837.9	13,637.3	31.11	47,999.6

Other loans	59,110.2	52,571.3	6,538.9	12.44	55,516.0

Non-resident sector	78,106.4	72,278.2	5,828.2	8.06	68,617.7

Secured loans	20,422.5	21,322.5	(900.0)	(4.22)	18,796.1

Other loans	57,683.9	50,955.7	6,728.2	13.20	49,821.6

Gross loans	200,842.1	174,055.0	26,787.1	15.39	177,620.7

Less: allowance for loan-losses	5,648.3	5,119.9	528.5	10.32	5,116.7

Net loans	195,193.8	168,935.1	26,258.7	15.54	172,504.0

Note: Doubtful loans	3,051.6	3,467.7	(416.1)	(12.00)	3,276.7

Public sector	0.8	1.9	(1.1)	(56.17)	0.9

Private sector	844.0	957.3	(113.4)	(11.84)	930.7

Non-resident sector	2,206.9	2,508.5	(301.6)	(12.02)	2,345.1

Customer funds

			Variation

Million euros	30.09.04	30.09.03	Amount	(%)	31.12.03

Public sector	12,374.5	13,353.0	(978.6)	(7.33)	9,225.9

Private sector	80,582.2	75,599.2	4,983.0	6.59	77,918.9

Demand deposits	25,457.5	23,494.4	1,963.1	8.36	25,089.2

Saving accounts	18,492.9	17,216.7	1,276.2	7.41	17,823.4

Time deposits	18,842.8	18,693.2	149.5	0.80	18,640.1

REPOs	16,984.8	16,164.0	820.8	5.08	16,348.5

Other accounts	804.2	30.9	773.3	—	17.7

Non-resident sector	75,317.8	71,413.7	3,904.1	5.47	72,190.7

Deposits	69,747.2	64,780.6	4,966.6	7.67	65,885.5

REPOs	5,570.7	6,633.2	(1,062.5)	(16.02)	6,305.2

Total customer deposits	168,274.5	160,366.0	7,908.5	4.93	159,335.6

Debt securities	49,921.0	39,269.3	10,651.7	27.12	44,441.2

Subordinated debt	12,444.2	11,740.1	704.1	6.00	11,221.1

Total customer funds on balance sheet	230,639.7	211,375.4	19,264.3	9.11	214,997.9

Total managed funds (off-balance sheet)	122,388.8	105,856.0	16,532.8	15.62	108,903.0

Mutual funds	90,664.6	78,029.5	12,635.1	16.19	80,502.0

Spain	67,154.3	58,439.5	8,714.8	14.91	60,725.4

Abroad	23,510.4	19,590.0	3,920.3	20.01	19,776.6

Pension funds	20,999.2	18,993.2	2,006.0	10.56	19,494.8

Spain	6,781.5	6,100.9	680.6	11.16	6,652.7

Individuals	5,796.5	5,268.8	527.7	10.01	5,767.7

Abroad	14,217.7	12,892.3	1,325.4	10.28	12,842.1

Managed portfolios	10,724.9	8,833.3	1,891.7	21.42	8,906.1

Spain	2,765.9	2,813.7	(47.8)	(1.70)	2,450.5

Abroad	7,959.0	6,019.6	1,939.4	32.22	6,455.6

Total customer funds	353,028.5	317,231.4	35,797.1	11.28	323,900.8

Back to Contents

14	Grupo Santander January - September 2004	Consolidated financial report

Credit risk management *

			Variation

Million euros	30.09.04	30.09.03	Amount	(%)	31.12.03

Non-performing loans	2,928.3	3,461.4	(533.0)	(15.40)	3,222.5

NPL ratio (%)	1.26	1.69	(0.43)		1.55

Allowances for loan-losses	6,005.2	5,172.2	833.0	16.11	5,323.1

NPL coverage (%)	205.07	149.43	55.64		165.19

Ordinary non-performing loans **	2,320.6	2,919.8	(599.2)	(20.52)	2,712.2

NPL ratio (%) **	1.00	1.43	(0.43)		1.31

NPL coverage (%) **	258.77	177.14	81.63		196.26

(*) Excluding country-risk
(**) Excluding NPLs backed by residential mortgages
Note: NPL ratio: Non-performing loans / computable risk

Quarterly non-performing loans evolution

	2003			2004

Million euros	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter

Balance at beginning of period	3,394.2	3,461.4	3,222.5	2,857.9	2,871.8

+ Net additions	200.9	71.2	65.5	262.9	293.1

- Write-offs	(133.8)	(310.1)	(430.1)	(249.0)	(236.6)

Balance at period-end	3,461.4	3,222.5	2,857.9	2,871.8	2,928.3

Country-risk management

	30.09.04		30.09.03	Variation		31.12.03

	Mill. euros	Mill. US$	Mill. US$	Amount	(%)	Mill. US$

Risk (gross)	870.1	1,079.7	582.7	497.0	85.30	627.9

Allowances	335.4	416.2	579.8	(163.6)	(28.22)	513.0

Risk (net)	534.7	663.6	2.9	660.7	—	114.9

NPL ratio	NPL coverage

%	%

Back to Contents

Grupo Santander January - September 2004	15

Consolidated financial report

Grupo Santander. Derivative products as of September 2004

						Total		Net replacement cost
Million dollars	< 1 year	1-5 years	5-10 years	>10 years	Total	Trading	Hedging	Total	Trading	Hedging

IRS	97,575	147,576	69,020	39,407	353,577	267,716	85,861	2,822	1,082	1,740

FRAs	28,136	62	—	—	28,198	28,191	7	10	10	—

Interest rate options	13,249	22,785	8,803	1,681	46,518	46,128	390	235	230	5

Asset Swaps	—	1,377	—	—	1,377	1,284	93	—	—	—

OTC interest subtotal	138,959	171,799	77,823	41,088	429,669	343,318	86,351	3,067	1,322	1,744

Currency forwards	68,788	2,306	44	—	71,138	5,923	65,215	73	25	48

Currency Swaps	2,455	4,362	2,139	1,561	10,517	1,855	8,662	(413)	(63)	(350)

Currency options	1,592	136	1	—	1,728	300	1,428	61	19	42

OTC foreign exch. subtotal	72,834	6,803	2,184	1,561	83,383	8,078	75,305	(279)	(19)	(260)

OTC debt options subtotal	131	—	—	—	131	131	—	4	4	—

OTC equity subtotal	11,809	20,005	641	—	32,456	1,862	30,594	1,331	97	1,234

Total	223,733	198,607	80,648	42,650	545,638	353,389	192,249	4,123	1,404	2,718

Trading portfolios
Average VaR by region. Third quarter

	2004		2003

Million dollars	Avg.	Latest	Avg.

Total	19.9	20.1	14.0

Europe	4.1	3.2	3.8

USA	2.2	4.4	1.8

Latin America	19.3	19.4	12.2

Other	—	—	0.1

Trading portfolios
VaR by product. Third quarter 2004

Million dollars	Min.	Avg.	Max.	Latest

Total trading
Total VaR	17.7	19.9	22.5	20.1

Diversification effect	0.5	(7.2)	(13.0)	(8.4)

Fixed income VaR	6.3	15.1	20.2	16.6

Equity VaR	1.3	2.0	3.0	1.9

Currency VaR	9.6	10.0	12.3	10.1

Trading portfolios
VaR performance 2004

Million dollars

Back to Contents

16	Grupo Santander January - September 2004	Consolidated financial report

Shareholder’s equity and capital ratios

			Variation

Million euros	30.09.04	30.09.03	Amount	(%)	31.12.03

Subscribed capital stock	2,384.2	2,384.2	—	—	2,384.2

Paid-in surplus	8,720.7	8,979.7	(259.0)	(2.88)	8,720.7

Reserves (includes net reserves
at consolidated companies)	7,252.8	6,363.2	889.6	13.98	6,102.5

Total primary capital	18,357.7	17,727.2	630.5	3.56	17,207.4

Net attributable income	3,168.7	1,930.0	1,238.7	64.18	2,610.8

Treasury stock	(222.3)	(31.1)	(191.3)	615.97	(10.2)

Distributed interim dividend	(395.8)	(369.6)	(26.2)	7.10	(739.1)

Shareholders' equity at period-end	20,908.3	19,256.5	1,651.8	8.58	19,069.0

Interim dividend pending distribution	—	—	—	—	(369.6)

Final dividend	—	—	—	—	(335.7)

Shareholders' equity after
allocation of period-end results	20,908.3	19,256.5	1,651.8	8.58	18,363.7

Preferred shares	4,336.0	4,655.8	(319.8)	(6.87)	4,484.9

Minority interests	1,695.8	1,640.1	55.6	3.39	1,575.8

Shareholders' equity and minority interests	26,940.0	25,552.5	1,387.5	5.43	24,424.4

Basic capital (Tier I)	19,032.5	16,280.0	2,752.5	16.91	16,951.2

Supplementary capital	10,603.1	8,523.8	2,079.3	24.39	8,570.2

Eligible capital	29,635.5	24,803.7	4,831.8	19.48	25,521.4

Risk weighted assets (BIS criteria)	226,059.4	200,989.5	25,069.9	12.47	205,253.4

BIS ratio	13.11	12.34	0.77		12.43

Tier I	8.42	8.10	0.32		8.26

Excess (amount)	11,550.8	8,724.6	2,826.2	32.39	9,101.1

Rating agencies

	Long-term	Short-term	Financial strength

Moody's	Aa3	P1	B

Standard & Poor's	A+	A2

Fitch Ratings	AA-	F1+	B

Back to Contents

Grupo Santander January - September 2004	17

Report by business areas

Report by business areas

Grupo Santander is maintaining the presentation criteria applied in 2003.

The income statements and balance sheets of each business area are drawn up by aggregating the Group’s basic operating units. The information covers both the accounting data of the units that comprise each area as well as that from the information management systems. In all cases, the financial statements are adapted to Spanish regulations and incorporate the adjustments so that like-for-like comparisons and/or the applicable consolidation adjustments can be made.

All the areas have been assigned the minimum regulatory capital for risk assets, except for two: Corporate Banking in Europe and Retail Banking Latin America. Experience has shown that economic risk in Corporate Banking in Europe is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. It is therefore advisable to weigh the regulatory capital for Corporate Banking in Europe downward (50%) and upward (50%) in Latin America.

The Group’s institutional costs have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group’s traditional criteria.

Some adjustments with regard to 2003 figures have been made, with a marginal impact, arising from the change of dependency of some business units, which affect Santander Consumer. The business areas’ definitions and contents are as follows:

•	European Retail Banking: This covers the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. The area is made up of four units: Santander Central Hispano Retail Banking, Banesto, Portugal and Santander Consumer.

•	Banesto (included in European Retail Banking): This covers Banesto’s contribution to the Group, after applying the aforementioned criteria. As a result, the figures do not coincide with those published by Banesto.

•	Retail Banking Latin America: This area covers the Group’s universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channelled through specialised business units.

In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations. The amortisation of goodwill, which is beyond the Group’s management of business, and country-risk provisions are included in Financial Management and Equity Stakes.

•	Asset Management and Private Banking: Asset management includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialised units in Spain and abroad. In both cases the agreements for distribution of commissions with the Group’s networks throughout the world remain in force for remuneration of distribution and customer attention.

•	Global Wholesale Banking: This area covers Santander Central Hispano’s Corporate Banking in Spain, the rest of Europe and New York, the treasury units in Madrid and New York, as well as investment banking businesses throughout the world.

•	Financial Management and Equity Stakes: This area is responsible for the centralised activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio, and management of liquidity and shareholders’ equity through issues and securitisations. As the Group’s holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the accelerated amortisation of goodwill and country-risk but, as previously stated, not the costs related to the Group’s central services.

The area also includes, on a temporary basis, businesses that are being wound down or closed in order not to distort the other businesses. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

As well as these areas, the total income of Portugal and Latin America continues to be presented globally, including Retail Banking, Asset Management, Private Banking and Global Wholesale Banking.

Net attributable income by operating business areas

Back to Contents

18	Grupo Santander January - September 2004	Report by business areas

Income statement and balance sheet by operating business areas

	European Retail Banking				Retail Banking Latin America

Million euros	Jan-Sep 04	Jan-Sep 03	(%)		Jan-Sep 04	Jan-Sep 03	(%)

Income statement
Net interest revenue	3,654.8	3,430.2	6.55		2,479.6	2,210.6	12.17

Net fees and commissions	1,758.7	1,587.6	10.78		877.9	755.7	16.17

Basic revenue	5,413.5	5,017.8	7.89		3,357.5	2,966.3	13.19

Trading gains	195.3	131.9	48.00		189.4	405.7	(53.31)

Net operating revenue	5,608.8	5,149.8	8.91		3,546.9	3,372.0	5.19

Personnel and general expenses	(2,391.4)	(2,371.0)	0.86		(1,936.4)	(1,823.0)	6.22

a) Direct	(2,050.6)	(2,042.5)	0.40		(1,838.9)	(1,732.0)	6.17

Personnel expenses	(1,489.7)	(1,494.5)	(0.32)		(968.0)	(951.1)	1.78

General expenses	(560.9)	(548.0)	2.36		(870.9)	(780.9)	11.52

b) Indirect	(340.8)	(328.5)	3.72		(97.5)	(91.0)	7.17

Depreciation	(269.9)	(273.4)	(1.28)		(208.5)	(207.4)	0.57

Other operating costs	(50.8)	(42.7)	18.97		(84.6)	(69.3)	22.04

Net operating income	2,896.8	2,462.7	17.62		1,317.4	1,272.3	3.54

Income from equity - accounted holdings	88.6	59.9	47.98		3.9	(0.2)	—

Net provisions for loan - losses	(737.2)	(630.1)	16.99		(243.8)	(193.7)	25.89

Other income	19.9	47.2	(57.80)		(15.7)	(30.0)	(47.49)

Income before taxes	2,268.2	1,939.7	16.93		1,061.7	1,048.5	1.26

Net consolidated income	1,656.6	1,402.5	18.12		959.0	946.7	1.29

Net attributable income	1,569.9	1,323.1	18.65		838.9	850.6	(1.37)

Balance sheet
Loans	142,344.8	120,089.8	18.53		33,359.1	29,701.4	12.32

Government securities	4,051.7	4,183.3	(3.15)		—	—	—

Due from banks	29,403.5	28,814.7	2.04		16,857.9	18,463.4	(8.70)

Investment securities	10,180.4	7,038.9	44.63		25,409.5	20,216.7	25.69

Tangible and intangible assets	2,983.9	2,932.6	1.75		1,368.0	1,451.6	(5.76)

Other assets	7,754.0	7,022.3	10.42		8,973.3	9,586.3	(6.39)

Total Assets / Liabilities	196,718.4	170,081.7	15.66		85,967.8	79,419.3	8.25

Customer deposits	95,847.7	90,403.6	6.02		37,082.1	34,666.3	6.97

Debt securities	16,165.8	10,923.1	48.00		6,194.9	4,597.3	34.75

Subordinated debt	1,686.2	1,233.9	36.66		532.3	560.3	(5.00)

Due to banks	41,277.9	39,039.7	5.73		30,634.7	28,827.6	6.27

Other liabilities	30,220.1	19,133.1	57.95		7,448.4	7,005.3	6.33

Capital assigned	11,520.7	9,348.4	23.24		4,075.3	3,762.4	8.32

Other managed funds (off - balance sheet)	65,999.7	59,771.2	10.42		32,319.2	27,826.0	16.15

Mutual funds	56,815.9	51,771.7	9.74		14,765.6	12,163.0	21.40

Pension funds	6,881.2	6,271.4	9.72		13,369.4	12,081.7	10.66

Managed portfolios	2,302.6	1,728.0	33.25		4,184.2	3,581.3	16.83

Customer funds	179,699.4	162,331.7	10.70		76,128.6	67,649.9	12.53

Total managed funds	262,718.1	229,852.8	14.30		118,287.1	107,245.2	10.30

Ratios (%) and other data
ROE	19.74	19.93	(0.19	p.)	28.96	30.98	(2.02	p.)

Efficiency ratio	42.64	46.04	(3.40	p.)	54.59	54.06	0.53	p.

Recurrence ratio	73.55	66.96	6.59	p.	45.34	41.45	3.88	p.

NPL ratio	1.01	1.11	(0.10	p.)	2.60	4.05	(1.45	p.)

NPL coverage	234.90	193.99	40.91	p.	163.06	121.35	41.71	p.

Number of employees (direct and assigned)	41,594	42,259	(1.57%)		52,325	52,001	0.62%

Number of branches	5,153	5,058	1.88%		3,910	3,844	1.72%

Back to Contents

Grupo Santander January - September 2004	19

Report by business areas

					Income statement and balance sheet by operating business areas

Asset Management and Private Banking				Global Wholesale Banking

Jan-Sep 04	Jan-Sep 03	(%)		Jan-Sep 04	Jan-Sep 03	(%)		Million euros

								Income statement
94.2	65.0	44.88		314.2	290.5	8.13		Net interest revenue

544.6	501.9	8.50		254.8	253.1	0.67		Net fees and commissions

638.8	567.0	12.67		569.0	543.7	4.65		Basic revenue

16.1	20.0	(19.24)		58.7	58.6	0.03		Trading gains

654.9	586.9	11.59		627.6	602.3	4.20		Net operating revenue

(271.1)	(254.4)	6.56		(273.8)	(277.2)	(1.22)		Personnel and general expenses

(257.3)	(241.3)	6.65		(214.0)	(218.8)	(2.16)		a) Direct

(164.3)	(151.1)	8.71		(136.3)	(146.7)	(7.07)		Personnel expenses

(93.0)	(90.2)	3.20		(77.7)	(72.1)	7.82		General expenses

(13.8)	(13.1)	4.81		(59.8)	(58.4)	2.31		b) Indirect

(17.4)	(20.0)	(12.78)		(19.8)	(19.9)	(0.48)		Depreciation

(0.2)	(0.5)	(58.52)		(1.3)	(1.5)	(9.05)		Other operating costs

366.2	312.0	17.37		332.7	303.7	9.53		Net operating income

41.4	49.0	(15.48)		—	(4.0)	(100.00)		Income from equity - accounted holdings

(8.1)	(1.5)	422.04		18.6	(52.3)	—		Net provisions for loan - losses

(8.2)	(10.6)	(23.12)		(1.2)	(30.4)	(96.15)		Other income

391.4	348.9	12.19		350.1	216.9	61.37		Income before taxes

275.8	245.9	12.15		260.9	167.6	55.64		Net consolidated income

265.4	233.8	13.54		259.2	164.9	57.13		Net attributable income

								Balance sheet
2,060.8	1,542.0	33.64		16,006.8	16,256.3	(1.53)		Loans

4.4	4.8	(9.52)		4,557.9	7,034.0	(35.20)		Government securities

5,072.2	6,301.5	(19.51)		37,206.5	26,952.8	38.04		Due from banks

1,414.8	823.1	71.88		6,457.0	5,320.4	21.36		Investment securities

63.0	59.0	6.92		144.9	137.8	5.08		Tangible and intangible assets

260.4	325.0	(19.87)		6,695.9	6,777.2	(1.20)		Other assets

8,875.6	9,055.4	(1.99)		71,069.0	62,478.6	13.75		Total Assets / Liabilities

6,085.3	6,567.3	(7.34)		22,826.2	22,520.5	1.36		Customer deposits

—	—	—		1,928.9	479.3	302.45		Debt securities

—	—	—		2.5	32.4	(92.43)		Subordinated debt

1,619.2	1,262.4	28.26		27,930.9	18,164.5	53.77		Due to banks

698.7	672.4	3.91		16,680.4	19,653.7	(15.13)		Other liabilities

472.3	553.3	(14.64)		1,700.1	1,628.2	4.42		Capital assigned

23,008.4	17,258.9	33.31		1,061.5	1,000.0	6.15		Other managed funds (off - balance sheet)

18,669.0	13,666.7	36.60		414.2	428.1	(3.25)		Mutual funds

117.3	87.0	34.82		631.3	553.1	14.14		Pension funds

4,222.1	3,505.2	20.45		16.0	18.8	(14.73)		Managed portfolios

29,093.7	23,826.2	22.11		25,819.0	24,032.2	7.44		Customer funds

31,884.0	26,314.3	21.17		72,130.5	63,478.6	13.63		Total managed funds

								Ratios (%) and other data
62.93	61.34	1.59	p.	21.95	12.75	9.20	p.	ROE

41.40	43.35	(1.95	p.)	43.63	46.02	(2.40	p.)	Efficiency ratio

200.87	197.27	3.60	p.	93.06	91.32	1.74	p.	Recurrence ratio

1.03	0.20	0.83	p.	0.46	1.59	(1.13	p.)	NPL ratio

159.01	694.31	(535.30	p.)	393.18	159.70	233.48	p.	NPL coverage

6,821	6,380	6.91%		2,241	2,392	(6.31%)		Number of employees (direct and assigned)

186	184	1.09%		18	26	(30.77%)		Number of branches

Back to Contents

20	Grupo Santander January - September 2004

Report by business areas

European Retail Banking

	Santander									Santander
	Central Hispano			Banesto			Portugal			Consumer

Million euros	Jan-Sep 04	(%)		Jan-Sep 04	(%)		Jan-Sep 04	(%)		Jan-Sep 04	(%)

Income statement
Net interest revenue	1,478.8	(3.75)		851.0	7.45		485.6	3.96		839.4	36.08

Net fees and commissions	1,099.0	13.99		375.0	9.00		193.2	11.43		91.6	4.61

Basic revenue	2,577.8	3.09		1,226.0	7.92		678.8	5.98		931.0	32.17

Trading gains	105.0	188.31		54.4	25.62		0.3	(91.06)		35.6	(27.82)

Net operating revenue	2,682.8	5.75		1,280.4	8.57		679.0	5.55		966.6	28.24

Personnel and general expenses	(1,171.2)	(0.40)		(578.2)	2.49		(301.7)	(1.76)		(340.3)	12.87

a) Direct	(876.9)	(2.09)		(557.5)	2.37		(290.2)	(1.82)		(326.0)	14.18

Personnel expenses	(729.3)	(1.63)		(417.8)	2.50		(190.6)	(0.49)		(151.9)	5.49

General expenses	(147.6)	(4.31)		(139.6)	1.98		(99.5)	(4.27)		(174.1)	23.01

b) Indirect	(294.3)	4.99		(20.8)	5.66		(11.5)	(0.29)		(14.2)	(10.55)

Depreciation	(130.4)	(2.38)		(73.5)	(3.72)		(42.5)	4.51		(23.6)	9.76

Other operating costs	(27.5)	6.45		(13.4)	(1.98)		(8.2)	211.20		(1.6)	231.91

Net operating income	1,353.7	12.66		615.3	17.17		326.7	11.50		601.1	39.70

Income from equity - accounted holdings	—	—		69.6	46.50		—	(100.00)		19.1	65.03

Net provisions for loan - losses	(304.4)	18.20		(159.3)	32.29		(49.2)	(23.72)		(224.2)	31.53

Other income	13.8	86.45		42.5	17.06		(25.6)	106.17		(10.8)	—

Income before taxes	1,063.1	11.73		568.1	16.28		251.9	16.14		385.1	32.69

Net consolidated income	764.3	11.67		400.4	13.99		219.3	18.49		272.6	45.44

Net attributable income	764.5	11.83		348.4	13.73		184.8	17.44		272.2	49.98

Balance sheet
Loans	66,699.7	22.03		36,454.0	20.15		17,841.2	(7.88)		21,350.0	35.80

Government securities	—	—		4,051.7	(3.15)		—	—		—	—

Due from banks	85.3	365.61		10,931.7	9.85		12,778.1	1.93		5,608.4	(11.10)

Investment securities	1.0	0.50		3,734.7	(19.57)		6,304.4	183.69		140.4	(18.47)

Tangible and intangible assets	1,602.6	0.50		756.2	(4.24)		512.0	11.64		113.3	26.07

Other assets	879.5	(9.73)		4,460.1	3.24		1,520.2	25.69		894.3	72.40

Total Assets / Liabilities	69,268.0	21.00		60,388.3	11.36		38,955.8	8.84		28,106.3	23.21

Customer deposits	42,278.5	1.90		30,564.7	9.39		11,841.0	(5.01)		11,163.6	31.23

Debt securities	38.2	(88.51)		9,321.4	154.80		4,077.9	(2.53)		2,728.3	(0.75)

Subordinated debt	—	—		1,266.7	61.56		303.9	(3.93)		115.5	(13.41)

Due to banks	47.4	(87.04)		10,386.8	(25.53)		19,764.4	23.08		11,079.3	27.91

Other liabilities	21,649.7	101.83		5,940.9	10.65		1,448.1	(5.69)		1,181.4	(21.64)

Capital assigned	5,254.3	21.25		2,907.8	14.99		1,520.6	23.25		1,838.1	46.75

Other managed funds (off - balance sheet)	45,280.9	9.43		12,730.3	12.84		7,755.5	11.79		233.0	34.20

Mutual funds	40,488.2	9.37		11,209.2	12.32		4,905.1	6.25		213.4	37.32

Pension funds	4,792.7	9.95		1,220.6	12.64		848.3	4.64		19.6	7.61

Managed portfolios	—	—		300.5	38.04		2,002.1	32.56		—	—

Customer funds	87,597.5	5.29		53,883.2	23.40		23,978.2	0.31		14,240.5	23.16

Total managed funds	114,548.9	16.14		73,118.7	11.61		46,711.3	9.31		28,339.3	23.30

Ratios (%) and other data
ROE	20.81	(1.75	p.)	16.93	(0.12	p.)	17.43	0.78	p.	23.48	2.03	p.

Efficiency ratio	43.66	(2.70	p.)	45.16	(2.68	p.)	44.43	(3.31	p.)	35.20	(4.79	p.)

Recurrence ratio	93.83	11.85	p.	64.85	3.88	p.	64.03	7.58	p.	26.92	(2.13	p.)

NPL ratio	0.57	(0.26	p.)	0.57	(0.14	p.)	2.48	0.54	p.	2.10	0.04	p.

NPL coverage	364.21	142.29	p.	398.63	91.85	p.	108.51	(14.05	p.)	159.06	12.64	p.

Number of employees (direct and assigned)	20,095	(4.72%)		9,986	0.93%		6,331	(8.81%)		5,182	27.04%

Number of branches	2,563	1.38%		1,691	0.48%		650	(1.96%)		249	35.33%

Back to Contents

Grupo Santander January - September 2004	21

Report by business areas

European Retail Banking

European Retail Banking is the largest business of Grupo Santander. It accounted for 52% of total customer funds, 73% of loans and 53% of net attributable income at the end of September 2004.

Net interest revenue was EUR 3,654.8 million, 6.6% more than in the first nine months of 2003, because of the net effect of the rise in business volumes and the squeezing of spreads caused by lower interest rates in the first nine months of 2004, when compared to the same period of 2003, and the policy of shifting on-balance sheet time deposits into mutual funds.

Net fees and commissions increased 10.8% over the first nine months of 2003 to EUR 1,758.7 million. All sub-areas grew, notably Santander Central Hispano Retail Banking (+14.0%). Trading gains reflect the greater distribution of products to clients and the consolidation of capital gains from mutual funds.

Net operating revenue rose 8.9% which combined together with costs that remained flat and a good performance by all units, improved the efficiency ratio by 3.4 points to 42.6% (46.0% in the first nine months of 2003).

Net operating income of EUR 2,896.8 million was 17.6% higher than in the first half of 2003. Net provisions for loan-losses increased 17.0%, due to more generic and statistical provisions as a result of greater lending.

Net attributable income amounted to EUR 1,569.9 million, 18.7% more than in the first nine months of 2003. ROE was 19.7% (19.9% in the first nine months of 2003).

Net interest revenue (excluding dividends) rose in the third quarter for the second quarter running, although as a result of lower dividends, reduced net fees and commissions (seasonal impact) and higher provisions, net attributable income was lower than in the second quarter but much higher than in each of the quarters of 2003.

Of note in business activity was the 18.5% rise in loans (+20,4% excluding securitisation) and 12.0% in customer funds.

In lending, both Banesto Retail and the Santander Central Hispano Network registered year-on-year growth of 34% and 22%, respectively (excluding the impact of securitisation), which was higher than the average rise for the banking sector. Growth in mortgages and in loans to companies was more than 30% and 24%, respectively. Lending by Santander Consumer rose 36% and fell in Portugal due to securitisation (+13% eliminating this effect). The focus on attracting funds resulted in an increase in mutual funds (+9.7% year-on-year) and pension plans (+9.7%). Additionally, deposits show a positive growth rate (+6.0%).

Santander Central Hispano Retail Banking

Santander Central Hispano Retail Banking generated net attributable income of EUR 764.5 million in the first nine months of 2004, 11.8% more than in the same period of 2003. The third quarter figure of EUR 246.4 million was 7.8% higher than in the same period of 2003 but lower than in the second quarter of 2004 for seasonal reasons.

This growth was due to the rise in business activity (+22% in lending and 8% in customer funds, producing further progress in generating financial and service commissions); control of costs (-0.4%) and, lastly, the high quality of credit risk (NPL ratio of 0.6% and coverage of 364%). And the latter was achieved after allocating EUR 300 million to provisions (+18.2% year-on-year), mainly generic and statistical ones linked to the growth in lending.

Net operating revenue was EUR 2,682.8 million, 5.7% higher than in the first nine months of 2003. This was due to the 20.3% rise in commissions from services and trading gains (EUR 1,204.0 million) and 17.2% in commissions for financial activity.

In both cases, this was the result of strong typical business. On the asset side, commissions from mortgages rose 16.6%, those from leasing/renting 46.9%, credits 21.3% and loans 26.7%. On the liabilities side, mutual funds (+16.4%), insurance (+118.5%), personal accounts (+17.4%), cards (+8.2%) and derivatives, which have increased sevenfold. The latter cover revenue from the consolidation of capital gains from mutual funds, interest rate coverage and exchange rates in credit operations.

Net interest revenue was EUR 1,478.8 million, which, although 3.7% lower than in the first nine months of 2003, points to a recovery in the third quarter where, despite the seasonal impact, it was slightly higher than in the second quarter of 2004.

Balanced management of revenues and costs pushed up net operating income by 12.7% over the first nine months of 2003 to EUR 1,353.7 million. The efficiency ratio improved to 43.7% from 46.4% in September 2003.

The recurrence ratio (revenue from service commissions/costs) reached 93.8%, up from 82.0% in the same period of 2003. Including commissions from derivatives (trading gains of customers), the ratio was more than 100%.

Activity was focused on capturing clients and increasing affinity and customer loyalty through segmented and specialised management, which is cemented in two pillars: the strong business team and the broad and innovative range of products. Business measures already underway were strengthened in the third quarter, such as Superoportunidad in mortgages, Supercuenta Empresas for SMEs and micro companies, Supergestión for actively managed mutual funds and the Gold+Mastercard.

Also noteworthy was the launch of the Tarjeta Unica card in collaboration with Repsol. More than 80,000 were issued in the first month. In this same line of collaboration with the business world were agreements with the Mutua Madrileña Automovilista and with Santa Lucía, with clear benefits for the

Back to Contents

22	Grupo Santander January - September 2004

Report by business areas

customers of the three entities. Of note also was the placement in the third quarter by the branch network of EUR 1,400 million of preferential shares of our Group.

As a result of this activity, lending (average monthly balances) increased 22% year-on-year and was evenly distributed between companies (+23.6%) and individuals (+23.9%), with private banking registering the highest growth (+40.1%) and institutions and financial intermediaries the least (+7.7%). By product lines, mortgages rose the most (+30.6%), followed by leasing and renting (+29.9%) and credits (+13.8%).

Customer funds (average monthly balances) grew 7.5% year-on-year, with fairly even growth by concepts (current accounts; +5.8%; savings accounts 10.6%; mutual funds, +8.7% and pension funds +8.6%). Furthermore, time deposits plus placement of preferred shares rose 4.1%. The increases were combined with a reduction of 0.23 points in the cost of deposits and a small rise in the average spread of mutual funds.

Banesto

The Banesto Group generated income before taxes of EUR 579.0 million, 15.0% more than in the first nine months of 2003. Growth in key business segments, the result of a high level of activity and the success in developing projects and plans, combined with tight control of operating costs and adequate risk management produced a substantial rise in income. All revenue lines grew and the efficiency and non-performing loan ratios improved.

As in the other business areas, Banesto’s income statement has been drawn up in accordance with the criteria set out on page 17 of this Report, as a result of which these figures are not the same as the ones published independently.

Net interest revenue increased 7.5% to EUR 851.0 million, as a result of stronger business and management of prices and customers.

Net fees and commissions grew 9.0% to EUR 375.0 million. Those from mutual and pension funds, in line with the growth in the volume of funds managed, increased 13.2% and 7.9% from services.

Trading gains were EUR 54.4 million, 25.6% more than in the first nine months of 2003 and basically due to the distribution of treasury products to customers, which were once again the main component. As a result, net operating revenue rose 8.6% over the first nine months of 2003 to EUR 1,280.4 million.

Personnel and general expenses increased 2.5%, in line with goals set, and together with the growth in net operating revenue, produced a further improvement in the efficiency ratio to 45.2% from 47.8% in the first nine months of 2003.

Net operating income was 17.2% higher at EUR 615.3 million. Income from equity-accounted holdings increased 44.7% over the first nine months of 2003 to EUR 69.3 million.

Net provisions for loan-losses rose 32.3% to EUR 159.3 million. The allocation for statistical provisions was EUR 115.6 million, bringing the total in the fund to EUR 451 million, and the amount assigned to generic provisions was EUR 41.3 million. This underscores the credit risk quality.

Income before taxes was 16.3% higher than a year earlier at EUR 568.1 million. Deducting minority interests and corporate tax, net attributable income for the first nine months was 13.7% higher at EUR 348.4 million.

Lending, adjusted for the impact of securitisation, increased 22.3% to EUR 39,010 million, with significant growth in all types and segments. As a result, the Banesto Group achieved a further gain in market share of lending by commercial banks (+1.02 points to 8.96% since September 2003).

This gain in market share was achieved with a further fall in the ratio of non-performing loans (NPLs) from 0.7% in September 2003 to 0.6% a year later. Coverage rose from 307% to 399% over the same period.

Total customer funds amounted to EUR 53,883 million, 23.4% more than in September 2003. On-balance sheet customer funds grew 27.1% and off-balance sheet funds 12.8%.

Portugal

Santander Totta generated net attributable income of EUR 212.6 million in the first nine months, 15.8% more than in the same period of 2003. Retail banking generated 87% of net attributable income, which was 17.4% higher year-on-year.

All retail banking revenue lines grew, especially the most recurrent ones. The greater volume of business and an adequate policy of prices and customers helped to push up net interest revenue by 4.0% and basic revenue by 6.0% over the first nine months of 2003. Net fees and commissions rose 11.4%, with noteworthy contributions by mutual funds (+24.8%), mortgages (+43.0%), insurance (+30.0%) and cards (+18.7%).

Income growth together with flat costs translated into an improvement in efficiency which stood at 44.4% at the end of September 2004, compared to 47.7% in the same period of 2003.

In loans, mortgages (excluding securitisations) grew at 15% and consumer credit 18%. By segments loans grew 14% for individuals and 12% for SMEs. Regarding customer funds, growth was 35% for capitalisation plans and 19 for structured products.

In July, for the third year running, Euromoney chose Santander Totta as the best bank in Portugal.

Total Portugal

Million euros	Jan-Sep 04	Var (%)

Net attributable income "proforma"	212.6	15.81

Retail Banking	184.8	17.44

Global areas	27.8	6.02

Back to Contents

Grupo Santander January - September 2004	23

Report by business areas

Santander Consumer

Total assets amounted to EUR 25,602 million at the end of September. The main one was auto financing (65% of total productive assets). New lending increased 27% over the first nine months of 2003 to EUR 11,138 million.

Of note was the 28% rise in auto financing, well above the growth in car sales in Europe and so achieving a gain in market share. Growth occurred in all markets: Spain and Portugal +21%; Italy +27% and Germany +19%. The increase in lending was obtained together with an improvement in coverage, from 146% as of September 2003 to 159%, while maintaining a 2.1% ratio of non-performing loans.

Net operating revenue increased 28.2% to EUR 966.6 million, due to the growth in average productive assets of 29% and an improvement of 24 b.p. in net interest revenue.

Revenue growth, double that of costs, improved the efficiency ratio to 35.2%, 4.8 points better than in the first nine months of 2003, and produced a rise of 39.7% in net operating income.

Income before taxes was EUR 385.1 million, 32.7% more than in the first nine months of 2003. On a like-for-like basis, discounting the incorporation of businesses in Norway and Poland during 2004, income before taxes grew 30.2%.

Latin America

The available economic indicators confirm the quickening pace of Latin America’s upswing. The region has been growing at 6% for the past three quarters and with inflation under control. The GDP performance in the second quarter of 2004 suggests that the region’s average growth for the whole year could be more than 4.5% (with all countries growing at above their medium-term potential rate). The upturn has also been accompanied by a lowering of interest rates (three points below those of 2003) and currency stability against the dollar.

The improved fiscal situation is due to strong growth in tax receipts and continued spending control policies. Meanwhile, the region has achieved a significant improvement in its trade account largely thanks to higher exports. These achievements have confirmed the perception that the region will this time be capable of adapting smoothly to the change in economic cycles that is already taking place in international interest rates.

Retail Banking Latin America generated net attributable income of EUR 838.9 million in the first nine months, 1.4% lower than in the same period of 2003 (+8.9% excluding the exchange rate impact). Net consolidated income, not affected by the changes in minority shareholders, increased 11.4% excluding the exchange rate impact. Total net attributable income from all activities in the region was EUR 1,024.8 million, 1.3% lower than in the first nine months of 2003, but 8.4% higher excluding the exchange rate impact.

Total Latin America

		Variation (%)

Million euros	Jan-Sep 04	Total	Excl. ER

Income before taxes	1,331.0	0.62	9.94

Net consolidated income	1,156.6	0.74	10.39

Net attributable income "proforma"	1,024.8	(1.33)	8.40

Retail Banking	838.9	(1.37)	8.91

Global areas	185.8	(1.11)	6.12

The Grupo Santander’s business model in Latin America is clearly focused on the customer, highly segmented, supported by leading-edge technology and adequately managed costs and risks. With this model, and leveraged by the size and scope of its business franchise, the Group wants to exploit the favourable economic and financial prospects envisaged for the rest of 2004 and the following years. The Group is focusing during this new phase on business growth and the development of recurrent revenues.

The following factors should be taken into account when analyzing the financial information in Latin America:

•	Argentina: the improved economic and financial expectations in 2004 have made it advisable to use the fund constituted in prior years to cover the deficit of provisions arising from applying Spanish accounting criteria to the subsidiaries in the country. As a result of this adjustment, the Group’s assets in Argentina have been cleaned up in accordance with Spain’s regulations and the ring-fencing of income is no longer needed. Net attributable income was positive for the first nine months.

•	In February 2003, 24.9% of Grupo Santander Serfin was sold, affecting year-on-year comparisons of net attributable income.

•	Earnings performance (in euros) continued to be affected by the depreciation of Latin American currencies, although less so than in previous years. The appreciation of the Brazilian real and the Chilean peso (in average exchange rates) meant that the region’s currencies as a whole strengthened against the dollar, but not against the euro because of the dollar’s slide against the European single currency. Between the first nine months of 2003 and the same period of 2004 the real depreciated from 3.46 to 3.64 per euro, the Mexican peso fell from 11.8 to 13.8 per euro and the Venezuelan bolivar from 1,787 to 2,293 per euro. The Chilean peso, on the other hand, appreciated from 792.0 to 753.2 per euro.

•	Average nominal interest rates fell sharply between the first nine months of 2003 and the same period of 2004. The reductions were very significant in Brazil (-36%), Mexico (-6.9%), Chile (-4.2%) and Venezuela (-37.6%). The rise in US interest rates sparked in some of the region’s countries bouts of volatility in the second quarter, affecting interest rates and exchange rates. The balances of the banks in these

Back to Contents

24	Grupo Santander January - September 2004

Report by business areas

countries were managed in such a way as to maximise earnings and reduce market risks.

The main features of the performance of Retail Banking Latin America in the first nine months of 2004 were:

•	The pace of growth in lending continued to accelerate. The total volume of the portfolio, excluding the exchange rate impact, increased 18% year-on-year (excluding Fobaproa in Mexico). The Group’s focus on strengthening businesses with the greatest degree of revenue recurrence resulted in a 35% year-on-year rise in lending to individuals at constant exchange rates.

•	In funds, lower interest rates encouraged a greater shift of deposits into mutual funds, which rose 27.6% excluding the exchange rate impact. Pension funds grew 14.4% year-on-year and brought the overall increase in total managed funds to 19%.

•	Basic revenue, net of provisions, affected by the drop in average interest rates of around 27.5% year-on-year in the region, rose 12.3%. Excluding the exchange rate effect, basic revenue was 22.0% higher.

•	The Group’s strong drive to develop credit card, cash management, foreign trade, mutual funds and insurance business produced growth of 26.7% in commissions (after eliminating the exchange rate impact).

•	Trading gains declined 53.3% over the first nine months of 2003. Most of this occurred in the second and third quarters of 2004 because of the impact of higher volatility in the markets.

•	Net operating revenue less net provisions for loan-losses rose 12.9% to EUR 3,303.1 million (after eliminating the exchange rate impact).

•	The Group’s strategic focus on developing businesses with a high degree of recurring revenue is resulting in the launch of a series of specific projects (some local and others regional) for the medium term. These costs and investments are temporarily (in 2004) affecting year-on-year comparisons in the relevant items. Total operating costs rose 14.4% between the first nine months of 2003 and the same period of 2004 (after eliminating the exchange rate impact).

•	Net provisions for loan-losses increased 25.9% (because of the release of provisions made for Mexico in 2003), but the risk premium remained at a very moderate level (1.0% in the first nine months). The non-performing loans ratio (2.7%) and coverage (161%) were better than in September 2003, underscoring the region’s credit risk quality.

•	The efficiency (54.6%) and recurrence (45.3%) ratios were temporarily eroded by the gap between the recording of costs related to special projects and the maturity, later, of revenue from them.
Retail Banking Latin America

Variation (%)
Business highlights	Excl. exch. rate

Gross Loans*	16.73

Customer funds on balance sheet	17.72

Mutual funds	27.60

Pension funds	14.43

Total managed funds	19.24

(*)	Excluding Fobaproa: +18%

The performance by countries, including all businesses and earnings, is detailed below:

Brazil
Santander Banespa is one of the main financial franchises in Brazil. It has a market share of 4%-5% for the country as a whole and double that in the south/southeast of the country, the strategically key area for the Group where close to 100 million people live and which generates almost 75% of Brazil’s GDP.

Economic data in the second and third quarters has gradually boosted the pace of growth forecast for 2004 to 3.5%. Meanwhile, the sharp rise in exports has significantly improved the trade account and consolidated the forecast of an exchange rate stabilised at around 3.1 reales per dollar.

After creating an adequate business organisation, the Group is focusing its strategy for 2004 on taking advantage of the better economic climate. One of the main elements is to increase the business volumes from customers, particularly loans.

This business drive produced growth in total lending of 32% after eliminating the exchange rate impact similar to the increase in loans to individual customers (credit cards, auto financing, consumer loans, etc.). This growth produced market share gains in the last twelve months of 0.3 and 0.9 points in loans to individuals and total lending to 5.7% and 5.5% respectively. In funds, lower interest rates benefited from the development of mutual funds (+21% excluding the exchange rate impact), while total customer funds increased 22%.

Net attributable income was EUR 518.9 million (EUR 459.5 million from retail banking), 3.1% lower than in the first nine months of 2003 (+1.8% excluding the exchange rate impact). The reduction was due to lower average interest rates (from 24.9% to 15.9% between the first nine months of 2003 and the same period of 2004) and the costs related to business development programmes and plans, which are accelerating the pace of growth in business.

At the end of September, the efficiency ratio was 45.7%; the recurrence ratio 59.5%; the ROE 38.8%; the NPL ratio 2.1% and coverage 196%.

Mexico
Santander Serfin is the third largest banking group in Mexico in terms of business volume, but the leader in profitability and

Back to Contents

Grupo Santander January - September 2004	25

Report by business areas

asset quality. Its market share of loans is 15.7%, 15.0% in deposits plus mutual funds, and 8.5% in pension funds.

The Mexican economy is meeting the forecasts made for 2004. The consensus view is GDP growth of 4.0% and continued financial stability with short-term interest rates of 7.5% and an exchange rate of around 11.4 pesos per dollar.

The main strategic focus is to achieve a profitable increase in market shares. Total loans, excluding the Fobaproa paper, rose 17%, after eliminating the exchange rate impact, which pushed up the market share by 1.4 points in the last twelve months, principally in strategically important products such as credit from cards. Total funds grew 22%, excluding the exchange rate impact.

Net attributable income declined 21.8% to EUR 257.2 million (EUR 205.6 million from retail banking) and fell 7.9% after eliminating the exchange rate impact. The year-on-year comparison was affected by the EUR 17 million impact from the sale of 24.9% of Santander Serfin to Bank of America (February 28, 2003), the one-off release of EUR 51 million of loan-loss provisions in the first quarter of 2003 and the rise in the tax charge between the two periods. Net operating income, not affected by any of these factors, rose 25.2% after eliminating the exchange rate impact, underscoring the notable revenue growth and virtually flat costs.

The efficiency ratio was 45.3%; the recurrence ratio 78.4%; ROE 24.9%; the NPL ratio 0.9% and coverage 389% (reflecting the high quality of credit risk).

Chile
Euromoney awarded Santander Santiago its "Best bank in Chile" prize for the fifth year running. The bank is the largest financial franchise in the country, as underscored by its market shares: 23.6% in loans, 21.1% in deposits plus mutual funds and 11.5% in pension funds.

The economic outlook for 2004 is better. For the first time in five years it looks as if the economy will grow by more than 5% and, at the same time, inflation will rise from less than 1% to around 3%, the Central Bank’s target. Interest rates are expected to be positive in real terms again and the exchange rate less volatile (currently around 606 pesos per dollar).

With completion in 2003 of the merger, Santander Santiago is again focusing on business development, which has picked up significantly, particularly in the most profitable segments. Lending rose 16% year-on-year and customer funds (deposits and mutual funds) 19%. Between the end of 2003 and the latest date available, Santander Santiago’s market share in lending rose by 1.0 points and 0.7 points in deposits and mutual funds.

Net attributable income in the first nine months was 29.6% higher in euros at EUR 215.1 million (EUR 180.0 million from retail banking) and 23.7% eliminating the exchange rate impact. The increase was due to the drive in fees and commissions, the containment of costs, and lower loan-loss provisions. The sharp fall in interest rates affected the year-on-year comparison for net interest revenue.

The efficiency ratio stood at 42.1%, the recurrence ratio 57.3%, ROE 24.1%, NPLs 3.0% and coverage 119%.

Puerto Rico
Santander Puerto Rico is one of the largest financial entities in Puerto Rico, with a market share of 10.9% in loans, 12.3% in deposits and 21.7% in mutual funds.

The Group, which concentrated on growth in residential mortgages and loans to medium-sized companies, registered year-on-year growth of 6% in lending. Deposits and mutual funds rose 10%, excluding the exchange rate impact. Another priority area is the recovery of past due loans and bad debts.

Net attributable income was EUR 39.4 million (EUR 34.2 million from retail banking), 70.2% higher in local currency and 54.4% in euros.

The efficiency ratio was 58.6%, the recurrence ratio 41.4% and ROE 12.2%. The NPL ratio stood at 2.5% and coverage was 120%.

Venezuela
Banco de Venezuela is one of the country’s largest banks, with market shares of 14.4% in loans and 12.2% in deposits.

The economy has emerged from the deep recession of 2003 and the outlook this year is for growth of around 9%. The large volume of excess liquidity has put downward pressure on nominal interest rates. Exchange controls and the system adopted have kept the bolivar at 1,920 per US dollar since February 2004.

In 2004 management is focusing on growth in net basic revenue and maximing profitability, with selective growth in lending, a rise in transactional deposits, a very flexible pricing policy for loans and funds and the development of business that generates commissions. Lending, eliminating the exchange rate impact, increased 94% year-on-year and customer funds rose 53%.

Net attributable income grew 26.1% to EUR 102.8 million, of which EUR 93.7 million came from retail banking.

The efficiency ratio was 44.5%, the recurrence ratio 55.4%, ROE stood at 44.7%, the NPL ratio was 3.1% and coverage 281%.

Colombia
Colombia is consolidating its economic recovery in 2004. The Group’s business model is focused on selective business growth and efficient management of costs, and with excellent credit quality levels (NPL ratio of 0.5% and coverage of 1,171%).

Net attributable income was EUR 34.1 million, 75.5% higher excluding the exchange rate effect and 71.1% in euros.

Back to Contents

26	Grupo Santander January - September 2004

Report by business areas

Other countries
Argentina is making a positive contribution to Group earnings. Growth in deposits is being consolidated and lending has begun to slowly recover. Fees and commissions are also rising, helping to attain a recurrence ratio of 89%.

Uruguay improved notably, generating net attributable income of EUR 17.3 million in the first nine months compared to a loss of EUR 24 million in the same period of 2003. Bolivia’s net attributable income was EUR 6.9 million in the first nine months, 3.1% lower than in the same period of 2003. Lastly, Peru, where the Group focuses on pensions (market share of 27.3%), generated net attributable income of EUR 14.5 million.

Asset Management and Private Banking

Net attributable income was EUR 265.4 million, 13.5% higher than in the first nine months of 2003, and mutual and pension funds rose 15.1% to more than EUR 110,000 million, as a result of the commercial policies of all business units.

Asset Management. In Spain, which accounts for 66% of total business, the Group’s managed assets increased 15%. We remained the market leader in mutual funds (27.4% share), capturing EUR 8,900 million in dynamic management guaranteed funds and EUR 650 million in equities. Also of note was the growth in alternative management funds (+36%) and 25% in real estate funds.

In Latin America, the Group manages more than EUR 28,000 million of mutual and pension funds (+21% over the first nine months of 2003, excluding the exchange rate impact). Of note is the growth, excluding the impact of exchange rates, in mutual funds in Brazil (+21%) in Mexico (+25%) and in Chile (+64%) and of all countries pensions.

Net commissions from the management of mutual and pension funds increased 24% over the first nine months of 2003 for the whole Group.

Assets under management in Spain. September 2004

Million euros	Amount	Market share	(%) var. o/ 2003

Funds and investment companies	67,154		14.9

Mutual funds	59,457	27.4	7.3

o/w: real estate mutual funds	2,341	59.7	25.4

Individual pension funds	5,796	17,5	10.0

Other	1,843		26.9

Total	74,793		14.8

Insurance: In Spain, Santander Seguros continued to grow strongly in premium income from individual life-risk, doubling the volume over the first nine months of 2003 and the commissions contributed to the Santander Central Hispano Network. Also noteworthy was the performance in other businesses such as multi-risk home insurance (+30% in premium income year-on-year) and in protection for unemployment, which tripled. This, together with Banesto Seguros, made the Group the market leader in life-risk products in the bancassurance sector.

In Latin America, the Group continues to focus on growth in the distribution of insurance via its banking network. Of note are Brazil, Mexico and Chile, with an aggregate growth of 39% in premium income, excluding the exchange rate impact.

Total commissions from insurance for the whole Group increased 62% over the first nine months of 2003.

Private Banking: Banco Banif, recognized by Euromoney as Spain’s best private bank, continued to increase its penetration of targeted customers (almost +14% in the first nine months). The new range of global financial services and the better environment in the markets produced a 19% increase year-on-year in total balances. This greater volume of business pushed up revenues and improved the efficiency ratio, as well as increasing its contribution to the Group’s net attributable income.

International Private Banking, also recognised by Euromoney, registered 17% growth in euros year-on-year in net operating income and 27% in net attributable income (+40% in dollars, the currency used to manage this business). Managed customer funds rose 25% in dollars.

Global Wholesale Banking

This area generated net attributable income of EUR 259.2 million, 57.1% more than in the first nine months of 2003. This was due to three factors: growth in revenues from value added products, lower costs and reduced needs for provisions. Commissions cover 93% of the area’s costs (91% in the first nine months of 2003) and the efficiency ratio improved by 2.4 points.

The Group further developed its Global Banking Model with corporate clients, taking advantage of its geographic presence and Santander’s leadership in its domestic markets to strengthen growth. The model has offset the fall in lending to companies through growth in value added products, particularly investment banking.

Of note, by products in Global Investment Banking, was the growth in equities, structured financing and corporate finance. Corporate Banking products (cash management, global trade and custody) also registered sustained growth.

In Global Investment Banking, structured financing and syndicated loans performed well, and also equities (17% in revenue offsetting lower spreads). The main developments in structured financing include taking part in the structuring and underwriting of the debt refinancing of Retecal (ONO Group), and lead underwriter (MLA) in Telefónica’s EUR 3,000 million syndicated loan (EUR 500 million underwritten) to finance the acquisition of BellSouth in Latin America.

Back to Contents

Grupo Santander January - September 2004	27

Report by business areas

Of note in Corporate Finance, whose revenues in Spain grew 28% year-on-year, were the advisory services for Arcelor’s capital increase, the takeover bid followed by delisting of Carrefour in Spain and the sale of Ferrovial’s water distribution business to Aguas de Barcelona.

Global Treasury in Spain continued to increase its business with both corporate and institutional clients as well as retail customers. Noteworthy in the latter was the distribution and sale of derivatives via Santander Global Connect, which in the third quarter made further progress in decentralising its operations by hiring new treasury specialists based in the different regional offices around Spain. Among its latest campaigns was the successful Deposito Lift, Diferido Plus and 3x12. Business with wholesale customers included the placement of a EUR 500 million issue of medium term notes by General Electric, where the bank was joint book runner. In Portugal and New York, the treasury units continued to contribute solutions to leverage their knowledge of Latin American markets to advise customers on sovereign and corporate debt operations and currencies.

In Latin America, Euromoney awarded us in the third quarter the prize for best treasury unit. In Brazil this activity continued to be strong, mainly in the wholesale segment against a background of lower spreads. In Mexico, we remained the leading market maker in fixed income and are in second place in forex. Of note also were the selling of derivatives to corporate clients and leadership in distribution of structured financial products through the retail networks. In Chile, we played a leading role in the sale of financial products to institutional clients, chiefly pension funds.

Back to Contents

28	Grupo Santander January - September 2004	Report by business areas

Financial Management and Equity Stakes

			Variation

Million euros	Jan-Sep 04	Jan-Sep 03	Amount	(%)

Income statement
Net interest revenue (excluding dividends)	(432.4)	(336.2)	(96.2)	28.62

Dividends	329.4	258.4	71.1	27.50

Net interest revenue	(103.0)	(77.8)	(25.1)	32.32

Net fees and commissions	(19.5)	2.7	(22.2)	—

Basic revenue	(122.4)	(75.1)	(47.4)	63.10

Trading gains	240.6	223.9	16.7	7.45

Net operating revenue	118.2	148.9	(30.7)	(20.62)

Personnel and general expenses	(122.0)	(101.7)	(20.3)	19.98

a) Direct	(117.3)	(97.2)	(20.1)	20.74

Personnel expenses	(25.4)	(14.1)	(11.3)	79.59

General expenses	(91.9)	(83.0)	(8.9)	10.71

b) Indirect	(4.7)	(4.5)	(0.2)	3.68

Depreciation	(28.2)	(47.0)	18.9	(40.13)

Other operating costs	0.7	(5.0)	5.7	—

Net operating income	(31.3)	(4.9)	(26.4)	542.51

Income from equity - accounted holdings	312.4	156.0	156.4	100.27

Net provisions for loan - losses	(314.0)	(225.7)	(88.3)	39.11

Other income	(240.8)	802.4	(1,043.2)	—

Accelerated goodwill amortization	(2.4)	(699.1)	696.7	(99.65)

Ordinary income before taxes (cash-basis*)	(276.1)	28.7	(304.8)	—

Net ordinary consolidated income (cash-basis*)	(59.0)	121.4	(180.4)	—

Net ordinary attributable income (cash-basis*)	(246.8)	(164.0)	(82.8)	50.48

(*).- Before ordinary goodwill amortization

Balance sheet
Government securities, Bank of Spain certificates and others	12,341.2	21,589.8	(9,248.6)	(42.84)

Investment securities	16,156.0	17,886.9	(1,730.9)	(9.68)

Goodwill	7,121.2	8,404.1	(1,282.9)	(15.27)

Liquidity lent to the Group	29,200.2	21,576.3	7,624.0	35.33

Capital assigned to Group areas	17,768.5	15,292.3	2,476.2	16.19

Other assets	18,704.7	19,942.0	(1,237.3)	(6.20)

Total Assets / Liabilities	101,291.8	104,691.3	(3,399.5)	(3.25)

REPOs	13,642.3	18,580.8	(4,938.5)	(26.58)

Debt securities	25,631.4	23,269.7	2,361.7	10.15

Subordinated debt	10,223.2	9,913.5	309.7	3.12

Preferred stock	3,665.9	3,943.7	(277.8)	(7.04)

Other liabilities	29,993.7	31,287.6	(1,293.9)	(4.14)

Group capital and reserves	18,135.4	17,696.1	439.3	2.48

Other managed funds (off - balance sheet)	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds	42,287.7	39,391.5	2,896.2	7.35

Total managed funds	101,291.8	104,691.3	(3,399.5)	(3.25)

Resources
Number of employees (direct and assigned)	347	272	75	27.57%

Back to Contents

Grupo Santander January - September 2004	29

Report by business areas

Financial Management and Equity Stakes

Financial Management and Equity Stakes acts as the Group’s holding company, managing all capital and reserves, assigning capital and liquidity to the rest of businesses on the basis of the criteria set out on page 17 of this report.

The cost of the liquidity via the transfer of funds to different businesses is done at the short-term market rate, which in the first nine months of 2004 was 2.05% (2.40% in the same period of 2003).

This area also incorporates centrally managed businesses, which can be divided into three sub-areas:

•	Equity Stakes: this centralises the management of equity stakes in financial and industrial companies.

Net ordinary attributable income of financial stakes in Europe was EUR 187.9 million, 47.4% more than in the same period of 2003. This was due to the rise in income from equity-accounted holdings, mainly the higher contribution from The Royal Bank of Scotland Group. At the end of third quarter, the unrealised capital gains in financial stakes were estimated at EUR 600 million.

Net attributable income from industrial stakes was 37.0% lower than in the first nine months of 2003 at EUR 142.7 million, because of the lower amount of capital gains accounted in the area. Revenue before capital gains and costs was 24.0% higher, largely due to increased revenues from Cepsa.

As regards investments, we acquired 4% of Auna Operadores de Telecomunicaciones, S.A. At the end of September, the unrealised capital gains in industrial stakes were estimated at EUR 2,400 million.

•	Financial management: manages the structural exchange rate position, the Assets and Liabilities Committee (ALCO)
portfolio of the parent bank and the issues and securitisations that meet the Group’s liquidity and equity needs.

The performance of interest rates and exchange rates between comparable periods, negative for retail business, is partly offset by the positions of the ALCO and structural exchange rates portfolios. Centralised management of exchange rates and of the ALCO portfolio contributed EUR 285 million to net operating revenue in the first nine months of 2004.

This area includes the cost of hedging capital in Latin America, which amounted to EUR 83 million. The area also manages all capital and reserves, the allocation of capital to each business unit, and the financing cost of investments. In addition there are certain specific allocations of a centralised nature (the parent bank’s pension), country-risk and early amortisation of goodwill. This means that its contribution to earnings is always negative. The figure was EUR 384.6 million negative in the first nine months of 2004 (EUR 496.1 million negative in the same period of 2003).

As indicated in the last quarterly report, the Group believes it is advisable to maintain in Argentina an additional fund that complements the provisions already assigned so that the capital of our subsidiaries in the country is covered as well as the loans granted to them by the Group. The impact on earnings of provisions and release of provisions, in accordance with these criteria, will be recorded in Financial Management and Equity Shareholdings and will thus be independent of those registered in the Latin America Business Area.

•	Projects underway/wound down: also included, on a temporary basis, are businesses in the process of being wound down or closed in order not to distort the rest of the businesses. In exceptional circumstances, the launch of a business of a strategic nature can be included. In 2004, the main business included is development of the Partenon project.

Financial Management and Equity Stakes

	Financial stakes		Industrial stakes

Million euros	Jan-Sep 04	(%)	Jan-Sep 04	(%)

Income statement
Contribution to results*	337.3	95.58	304.7	18.44

Financing costs	(68.9)	14.47	(63.7)	1.28

Revenue	268.4	139.08	241.0	23.99

Operating costs	(2.2)	28.54	(11.4)	(10.24)

Realized capital gains and other	(11.6)	—	(18.4)	—

Ordinary income before taxes	254.6	130.33	211.2	(23.78)

Net ordinary attributable income	187.9	47.44	142.7	(37.06)

(*) Dividends and income from equity-accounted holdings included.

Back to Contents

30	Grupo Santander January - September 2004	The share

The Santander Central Hispano share

Financial markets during the third quarter were moderately volatile, largely as a result of international uncertainty, and they were particularly affected by the surge in oil prices.

In this environment, the Santander share, affected by the launch of its takeover bid for Abbey National plc, under-performed the market. The movements among institutional investors largely due to the uncertainty over a possible counter offer and the diluting impact of these large operations in the short term explain why the share fell 7.9% in the third quarter compared to a decline of 0.6% in the Ibex-35 and 3.0% in the Dow Jones Euro Stoxx 50. The Santander share ended the third quarter at EUR 7.86.

Capitalisation

Market capitalisation stood at EUR 37,479.6 million at the end of the third quarter, the third largest in the Euro zone and the 15th largest worldwide among banks.

The share’s weighting in the Euro Stoxx 50 index was 2.68% and 12.85% in the Ibex-35 at the end of September.

Trading

The Santander Central Hispano share is one of the most liquid of the Ibex-35 and the Dow Jones Euro Stoxx 50. The number traded during the first nine months was 9,006 million (EUR 78,833 million).

Shareholder remuneration

On August 1, Santander Central Hispano paid its first interim dividend of EUR 0.0830 per share, charged to 2004 earnings.

As of November 1, the second interim dividend of EUR 0.0830 per share, charged to 2004 earnings, will be paid (7.1% higher than the same one in 2003).

Shareholder base

The shareholder base increased by 33,155 throughout the year, standing at 1,108,888 at the end of September. The average number of shares per shareholder was 4,300 (EUR 33,799).

Non-residents of Spain hold 47.95% of the capital and residents 52.05%. Corporate entities hold 64.24% of the shares and individuals 35.76%. The Board of Directors of Grupo Santander holds 8.5%.

The Santander Central Hispano share

30.09.2004

Shareholders and trading data
Shareholders (number)	1,108,888

Shares outstanding (number)	4,768,402,943

Average daily turnover (no. of shares)	47,153,292

Share liquidity* (%)	189

euros
Dividend per share
First interim dividend (01.08.04)	0.0830

Second interim dividend (01.11.04)	0.0830

Price movements during the period
Beginning (30.12.03)	9.39

High	9.77

Low	7.70

Last (30.09.04)	7.86

Market capitalization (millions)	37,479.6

Stock market indicators
Price / Book value (X)	1.79

Ordinary P/E ratio (cash-basis**) annualized (X)	10.46

Ordinary P/E ratio annualized (X)	12.03

P/E ratio (including extraordinaries) annualized (X)	8.87

(*).- Number of shares traded during the period / number of shares
(**).- Before ordinary goodwill amortization

Comparative performance of share prices

December 30, 2003 to September 30, 2004

Back to Contents

Grupo Santander January - September 2004	31

Takeover bid for Abbey National plc

On July 26 Banco Santander Central Hispano S.A. (hereinafter "Banco Santander") announced its takeover bid for Abbey National plc (hereinafter "Abbey"), the day after the Boards of both banks had reached agreement on the terms on which the Board of Abbey would recommend to its shareholders the acquisition by Banco Santander of all of Abbey’s ordinary shares.

In summary, these terms entail the exchange of one ordinary share of Abbey (or, where appropriate, an ADS of Abbey) for one new ordinary share of Banco Santander (or, where appropriate, two new ADSs of Banco Santander). Abbey will pay a special cash dividend of 25 pence per Abbey share. As well as this special dividend, Abbey’s shareholders have the right to receive a dividend of 6 pence per Abbey share by way of dividend differential. The two dividends total 31 pence.

There are several reasons for this transaction:

•	The Banco Santander board believes Abbey provides an attractive platform for entering the UK retail banking market, in their opinion one of the most attractive in Europe. It has a large retail banking platform, an extensive network of branches (740), 17.8 million customers and approximately an 11% share of the residential mortgage market, the second highest in the ranking.

This noteworthy position represents for the shareholders of Banco Santander and Abbey an opportunity to create value by applying Banco Santander’s commercial skills and technology to Abbey’s banking operations. The Banco Santander board believes Abbey’s business will help to significantly boost Grupo Santander’s presence in Europe and provide more balanced sources of revenue.

•	Creation of value: The Banco Santander board believes that it can generate pre-tax synergies of EUR 670 million a year by 2007, EUR 450 million of which would come from cost savings and EUR 220 million from revenue synergies. In order to achieve this we have the following priorities:

–	Focus on developing core banking business.

–	Establish our strong culture of customer service.

–	Boost the branch based sales volumes through cross-selling (life insurance, general insurance for mortgage customers).

–	Streamline the range of products and the products themselves.

–	Improve the levels of efficiency, mainly via technology.

It is estimated that EUR 680 million of one-off restructuring and investment charges will be incurred over three years to achieve the cost savings, including costs associated with reducing the overall number of Abbey employees in the order of 3,000 over that same period (EUR 90 million, approximately).

The expected cost savings and revenue synergies have been estimated on the basis of Abbey’s existing costs and 2003 revenues, as applicable, operating structures and business volumes and by reference to current prices, exchange rates and economic conditions and the current regulatory environment.

Both the revenue synergies and cost savings are based upon sterling denominated estimates made under UK GAAP which, for the purposes of this report, have been translated into Euros at EUR 1.50545:£1.

The expected cost savings and revenue synergies are not intended to mean that Banco Santander’s future earnings or earnings per share for any period will necessarily exceed or match those of any prior year.

•	Banco Santander’s acquisition of Abbey is expected to produce one of the world’s largest banking groups.

By business volume. On the basis of 2003 figures, it would have EUR 617,900 million of assets, loans to customers of EUR 335,600 million and deposits of EUR 244,700 million. Abbey’s incorporation would increase Grupo Santander’s business (loans+deposits) by approximately 90%.

By market value. This acquisition is expected to place Banco Santander among the 10 largest banks in the world and the four largest in Europe by market capitalisation (based on the Banco Santander and Abbey share price as at 22 July 2004, the market capitalisation would be around EUR 50,000 million).

By positioning and diversification. The Banco Santander board believes that the integration of the two banks would create a premier international banking franchise with a strong presence in Europe, particularly Spain, the United Kingdom and Portugal, and Latin America.

This geographic diversification among high growth and mature, stable economies resulting in a well diversified earnings mix is one of the major benefits of the resulting entity.

–	More than 90% of the combined loan portfolio would be in countries with a risk rating of AA or higher.

–	Another of its strengths would lie in the concentration on retail banking, which would represent around 85% of combined revenues, higher than that of most of the world’s large banking groups.

By the number of shareholders. The shareholder base would increase significantly. Banco Santander has over 1.1 million shareholders and Abbey 1.8 million.

Back to Contents

32	Grupo Santander enero - septiembre 2004

Takeover bid for Abbey National plc

As this quarterly report went to press the transaction had been approved by the European Commission, from the competition standpoint, and by the shareholders of both banks at their respective shareholders meetings held in October. The sanction by the UK court of the Scheme of

Arrangement and approvals from the UK and Spanish regulators necessary to complete the acquisition are pending. The new Banco Santander shares to be issued in connection with this acquisition are expected to begin trading in the middle of November.

Back to Contents

Grupo Santander enero - septiembre 2004	33

Corporate Social Responsibility

Grupo Santander, in the main sustainability indices

The Dow Jones Sustainability Index (DJSI) and the FTSE4Good, the most prestigious indices, have published the annual review of the list of companies in the indices and in both cases retained Grupo Santander.

The Group’s presence in these indices is particularly important at a time when companies are being increasingly asked to meet more demanding standards of sustainable development.

Since its creation, the DJSI has become one of the international references for many analysts and mutual funds which take into account ethical and sustainability criteria when making decisions on their investments. The more than 50 indicators used to draw up the index refer to long-term business management (not immediate profitability), over and above the fulfilment of legal obligations that affect candidate companies.

Grupo Santander is the only Spanish bank that forms part of both the DJSI Stoxx and the DJSI World indices.

The DJSI Stoxx covers 167 companies from 13 countries, 10 of which are Spanish. The DJSI World has 10% of the 2,500 companies in the Dow Jones Global Index.

Grupo Santander’s evaluation in all the parameters subject to review is above the average, both in the economic as well as the social and environmental spheres. This underscores its commitment to sustainable development.

The Group also achieved a higher score than in 2003 in most of the parameters. Of particular note was the improvement in corporate governance, investor relations, strategic planning and brand management, as well as attracting and keeping employees and management of knowledge.

In addition, Grupo Santander is one of the Spanish companies that continues to be in the FTSE4Good after the review in September. It is one of five Spanish companies that is in both indices.

Santander Universidades

The Group has renewed various collaboration agreements with universities and broadened the fields of cooperation. It also signed an agreement with the Severo Ochoa National Molecular Biology Centre, 11 new agreements in Latin America and two in Portugal.

As in previous years, we sponsored 25 master classes at the Menéndez Pelayo International University during the summer, which were given at the Magdalena Palace in Santander. We also sponsored the presentation of "university student entrepreneur" prizes in Argentina in conjunction with the Education Ministry.

In collaboration with the Miguel de Cervantes Virtual Library Foundation we were one of the sponsors of the World Assembly of Hispanists held in Monterrey whose presidents are the Prince and Princess of Asturias.

The Universia Portal developed and published new services and contents. In order to facilitate access to the labour market, we redesigned the main page of the "Entrepreneurs" portal and digitalised the "First Employment" magazine. During the third quarter we opened Internet rooms in five universities.

Back to Contents

34	Grupo Santander January - September 2004

Corporate Governance

Mr. Jaime Botín-Sanz de Sautuola announced his decision to leave the Board of Directors at its meeting on July 25. He had been a member of it since 1960. The Board accepted the proposal of the Appointments and Remuneration Committee to appoint Mr Fernando de Asúa, a non-executive director, in place of Mr Botín as First Vice Chairman. This is in accordance with article 8 of the Board’s Regulations which require that this position be held by a non-executive director.

Banco Santander continues to have four vice chairman, two of them executive directors, Mr. Alfredo Sáenz and Mr. Matías Rodriguez Inciarte, and the other two non-executive directors, Mr. Manuel Soto, Chairman of the Auditing and Compliance Committee, and Mr. Fernando de Asúa, Chairman of the Appointments and Remuneration Committee.

The Board, also at the proposal of the Appointments and Remuneration Committee, approved the appointment of Mr. Javier Botín-Sanz de Sautuola y O’Shea as a proprietary non-executive director (to fill the vacancy left by Mr. Jaime Botín), appointment that was ratified by the Extraordinary General Meeting held on October 21, as well as that of Mr. Antonio Basagoiti García-Tuñón as a member of the Executive Committee.

At the July 25 meeting, the Board agreed to begin the process for launching a takeover bid for the UK bank Abbey National plc. Since then, in line with the best practices in corporate governance, the representative of The Royal Bank of Scotland has not attended meetings of the Board of Banco Santander and, in turn, the representatives of Grupo Santander on the Board of The Royal Bank of Scotland have not attended the meetings of RBoS. As announced by Grupo Santander on September 9, both banks intend to stop their reciprocal representation once the acquisition of Abbey National plc by Grupo Santander is completed.

At the beginning of September, the SAM international agency published the results of its annual review of its two indices, Dow Jones Sustainability-World and Stoxx. As mentioned in the section on corporate social responsibility, Grupo Santander remains in both of them and improved its classification over 2003.

One of the criteria analysed by this prestigious agency is corporate governance, an area where Grupo Santander achieved an above average score. As well as this Deminor, the rating agency which specialises in corporate governance, accorded Santander 8 out of 10 in April. Both indicators underscore the effort made by Grupo Santander in corporate governance and its good position in this area.

The group’s central services continued to be transferred during the third quarter to Ciudad Grupo Santander, in Boadilla del Monte, on the outskirts of Madrid. At the time of this Report, 5,800 persons were working there. The figure is expected to reach 6,500 in November when the move has been completed.

New services were also launched during the third quarter for employees in order to reconcile personal and working lives. Of note was the opening of the crèche with a capacity for 410 children aged between 3 months and 3 years. It started with 150 children and 45 teachers. The restaurant services were completed, two bank branches were opened (Santander and Banif) for employees and a supermarket with various services.

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda. de Cantabria s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel.: 34 (91) 259 65 20 • 34 (91) 259 65 15 • 34 (91) 259 65 17 • 34 (91) 259 65 18
Fax: 34 (91) 257 02 45
e-mail: investor@gruposantander.com

Legal Head Office: Paseo Pereda, 9-12. Santander (Spain) • Tel.: 34 (942) 20 61 00 Operational Head Office: Avda. de Cantabria, s/n. 28660. Boadilla del Monte. Madrid (Spain)

www.gruposantander.com

Back to Contents

GRUPO SANTANDER

Retail Banking Brazil

Million euros			Variation

	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	1,052.6	849.1	203.5	23.96

Net fees and commissions	336.1	289.8	46.3	15.99

Basic revenue	1,388.7	1,138.9	249.8	21.93

Trading gains	55.9	200.6	(144.7)	(72.12)

Net operating revenue	1,444.6	1,339.5	105.1	7.85

Personnel and general expenses	(692.9)	(580.8)	(112.1)	19.31
a) Direct	(692.9)	(580.8)	(112.1)	19.31
Personnel expenses	(389.1)	(362.9)	(26.2)	7.23
General expenses	(303.8)	(217.9)	(85.9)	39.42
b) Indirect	0.0	0.0	0.0	—
Depreciation	(88.6)	(70.2)	(18.4)	26.19
Other operating costs	(28.6)	(25.5)	(3.1)	12.34

Net operating income	634.5	663.0	(28.5)	(4.30)

Income from equity - accounted holdings	0.6	1.1	(0.5)	(48.25)
Net provisions for loan - losses	(109.9)	(93.0)	(16.9)	18.16
Other income	60.2	32.9	27.3	82.88

Income before taxes	585.3	604.0	(18.7)	(3.09)

Net consolidated income	469.7	485.5	(15.8)	(3.25)

Net attributable income	459.5	475.8	(16.3)	(3.42)

Retail Banking Mexico

Million euros			Variation

	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	583.5	630.0	(46.5)	(7.38)

Net fees and commissions	239.0	199.7	39.3	19.68

Basic revenue	822.5	829.7	(7.2)	(0.87)

Trading gains	25.4	63.8	(38.4)	(60.26)

Net operating revenue	847.8	893.5	(45.7)	(5.11)

Personnel and general expenses	(406.2)	(473.4)	67.2	(14.20)
a) Direct	(406.2)	(473.4)	67.2	(14.20)
Personnel expenses	(219.6)	(242.3)	22.8	(9.39)
General expenses	(186.6)	(231.1)	44.4	(19.23)
b) Indirect	0.0	0.0	0.0	—
Depreciation	(37.9)	(40.6)	2.7	(6.63)
Other operating costs	(36.3)	(33.0)	(3.3)	10.00

Net operating income	367.5	346.6	20.9	6.04

Income from equity - accounted holdings	0.1	(0.7)	0.8	—
Net provisions for loan - losses	(32.4)	36.9	(69.3)	—
Other income	(40.1)	(52.0)	12.0	(22.98)

Income before taxes	295.1	330.8	(35.6)	(10.77)

Net consolidated income	276.0	331.8	(55.8)	(16.81)

Net attributable income	205.6	274.6	(69.0)	(25.11)

Retail Banking Chile

Million euros			Variation

	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	459.1	443.3	15.8	3.57

Net fees and commissions	112.2	95.5	16.7	17.44

Basic revenue	571.3	538.8	32.5	6.03

Trading gains	49.1	25.0	24.0	95.99

Net operating revenue	620.3	563.8	56.5	10.02

Personnel and general expenses	(260.4)	(232.4)	(27.9)	12.02
a) Direct	(260.4)	(232.4)	(27.9)	12.02
Personnel expenses	(138.4)	(125.7)	(12.7)	10.11
General expenses	(122.0)	(106.8)	(15.2)	14.26
b) Indirect	0.0	0.0	0.0	—
Depreciation	(33.0)	(33.6)	0.6	(1.71)
Other operating costs	(4.4)	(2.1)	(2.3)	110.85

Net operating income	322.5	295.7	26.8	9.08

Income from equity - accounted holdings	0.8	0.0	0.8	—
Net provisions for loan - losses	(48.8)	(87.9)	39.1	(44.44)
Other income	(27.1)	(21.4)	(5.7)	26.55

Income before taxes	247.4	186.4	61.0	32.72

Net consolidated income	211.2	157.8	53.4	33.86

Net attributable income	180.0	132.6	47.4	35.78

Back to Contents

GRUPO SANTANDER

Retail Banking Brazil

Million brazilian real			Variation

	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	3,831.2	2,941.8	889.4	30.23

Net fees and commissions	1,223.3	1,003.9	219.4	21.86

Basic revenue	5,054.5	3,945.7	1,108.8	28.10

Trading gains	203.5	694.9	(491.4)	(70.71)

Net operating revenue	5,258.0	4,640.6	617.4	13.30

Personnel and general expenses	(2,522.0)	(2,012.0)	(509.9)	25.34
a) Direct	(2,522.0)	(2,012.0)	(509.9)	25.34
Personnel expenses	(1,416.3)	(1,257.1)	(159.1)	12.66
General expenses	(1,105.7)	(754.9)	(350.8)	46.47
b) Indirect	0.0	0.0	0.0	—
Depreciation	(322.4)	(243.2)	(79.2)	32.57
Other operating costs	(104.2)	(88.3)	(15.9)	18.02

Net operating income	2,309.4	2,297.1	12.3	0.54

Income from equity - accounted holdings	2.1	3.9	(1.8)	(45.64)
Net provisions for loan - losses	(400.0)	(322.3)	(77.8)	24.13
Other income	219.1	114.0	105.0	92.13

Income before taxes	2,130.5	2,092.7	37.8	1.81

Net consolidated income	1,709.6	1,681.9	27.7	1.65

Net attributable income	1,672.5	1,648.4	24.1	1.46

Retail Banking Mexico

Million new mexican peso			Variation

	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	8,060.7	7,462.9	597.8	8.01

Net fees and commissions	3,301.3	2,365.3	936.0	39.57

Basic revenue	11,362.0	9,828.2	1,533.8	15.61

Trading gains	350.2	755.7	(405.4)	(53.65)

Net operating revenue	11,712.3	10,583.8	1,128.4	10.66

Personnel and general expenses	(5,611.1)	(5,607.4)	(3.7)	0.07
a) Direct	(5,611.1)	(5,607.4)	(3.7)	0.07
Personnel expenses	(3,033.2)	(2,870.5)	(162.7)	5.67
General expenses	(2,577.9)	(2,736.8)	159.0	(5.81)
b) Indirect	0.0	0.0	0.0	—
Depreciation	(523.1)	(480.4)	(42.7)	8.89
Other operating costs	(501.1)	(390.6)	(110.5)	28.28

Net operating income	5,077.0	4,105.4	971.6	23.67

Income from equity - accounted holdings	1.7	(8.1)	9.8	—
Net provisions for loan - losses	(447.9)	437.1	(885.0)	—
Other income	(553.7)	(616.4)	62.7	(10.17)

Income before taxes	4,077.0	3,917.9	159.1	4.06

Net consolidated income	3,813.2	3,930.5	(117.3)	(2.98)

Net attributable income	2,840.3	3,252.3	(412.0)	(12.67)

Retail Banking Chile

Million chilean peso			Variation

	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	345,795.0	351,039.4	(5,244.4)	(1.49)

Net fees and commissions	84,505.0	75,653.1	8,851.9	11.70

Basic revenue	430,300.0	426,692.5	3,607.5	0.85

Trading gains	36,947.9	19,821.3	17,126.7	86.41

Net operating revenue	467,247.9	446,513.7	20,734.2	4.64

Personnel and general expenses	(196,127.7)	(184,088.6)	(12,039.1)	6.54
a) Direct	(196,127.7)	(184,088.6)	(12,039.1)	6.54
Personnel expenses	(104,216.7)	(99,511.7)	(4,705.0)	4.73
General expenses	(91,911.1)	(84,577.0)	(7,334.1)	8.67
b) Indirect	0.0	0.0	0.0	—
Depreciation	(24,888.7)	(26,623.4)	1,734.7	(6.52)
Other operating costs	(3,315.8)	(1,653.4)	(1,662.4)	100.54

Net operating income	242,915.7	234,148.3	8,767.4	3.74

Income from equity - accounted holdings	578.5	0.0	578.5	—
Net provisions for loan - losses	(36,774.2)	(69,596.7)	32,822.5	(47.16)
Other income	(20,401.6)	(16,949.6)	(3,452.1)	20.37

Income before taxes	186,318.4	147,602.0	38,716.4	26.23

Net consolidated income	159,104.8	124,964.8	34,140.0	27.32

Net attributable income	135,598.5	104,996.5	30,602.0	29.15

Back to Contents

GRUPO SANTANDER

Total Latin America

Million euros			Variation

	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	2,549.0	2,254.9	294.1	13.04

Net fees and commissions	1,254.7	1,121.4	133.3	11.89

Basic revenue	3,803.8	3,376.3	427.4	12.66

Trading gains	199.4	412.2	(212.8)	(51.63)

Net operating revenue	4,003.2	3,788.6	214.6	5.66

Personnel and general expenses	(2,110.0)	(1,982.3)	(127.7)	6.44
a) Direct	(2,006.9)	(1,886.7)	(120.1)	6.37
Personnel expenses	(1,077.3)	(1,049.5)	(27.8)	2.65
General expenses	(929.6)	(837.2)	(92.4)	11.03
b) Indirect	(103.1)	(95.5)	(7.6)	7.93
Depreciation	(213.7)	(214.3)	0.6	(0.30)
Other operating costs	(84.8)	(69.5)	(15.3)	21.95

Net operating income	1,594.8	1,522.5	72.3	4.75

Income from equity - accounted holdings	4.3	24.8	(20.5)	(82.58)
Net provisions for loan - losses	(243.8)	(191.1)	(52.7)	27.57
Other income	(24.3)	(33.3)	9.0	(27.14)

Income before taxes	1,331.0	1,322.9	8.2	0.62

Net consolidated income	1,156.6	1,148.1	8.5	0.74

Net attributable income	1,024.8	1,038.5	(13.8)	(1.33)

Back to Contents

GRUPO SANTANDER

Brazil*

			Variation

Million euros	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	1,078.7	863.1	215.6	24.98

Net fees and commissions	424.2	371.0	53.2	14.33

Basic revenue	1,502.8	1,234.1	268.7	21.77

Trading gains	56.0	200.7	(144.7)	(72.09)

Net operating revenue	1,558.8	1,434.8	124.0	8.64

Personnel and general expenses	(712.8)	(599.0)	(113.8)	18.99
a) Direct	(712.8)	(599.0)	(113.8)	18.99
Personnel expenses	(401.2)	(374.5)	(26.7)	7.13
General expenses	(311.6)	(224.6)	(87.1)	38.78
b) Indirect	0.0	0.0	0.0	—
Depreciation	(88.7)	(70.3)	(18.4)	26.22
Other operating costs	(28.7)	(25.7)	(2.9)	11.44

Net operating income	728.7	739.8	(11.1)	(1.50)

Income from equity - accounted holdings	(5.7)	11.2	(16.9)	—
Net provisions for loan - losses	(110.1)	(93.3)	(16.9)	18.08
Other income	59.8	33.7	26.1	77.50

Income before taxes	672.7	691.4	(18.8)	(2.71)

Net consolidated income	530.0	546.0	(16.0)	(2.92)

Net attributable income	518.9	535.7	(16.8)	(3.14)

			Variation

Million euros	30.09.04	30.09.03	Amount	(%)

Balance sheet
Loans	5,616.6	4,411.3	1,205.3	27.32
Government securities	0.0	0.0	0.0	—
Due from banks	6,144.5	5,661.8	482.6	8.52
Investment securities	5,409.9	4,794.5	615.4	12.83
Tangible and intangible assets	358.1	360.7	(2.5)	(0.70)
Other assets	3,922.0	4,626.6	(704.6)	(15.23)

Total Assets / Liabilities	21,451.0	19,854.8	1,596.2	8.04

Customer deposits	5,849.8	5,104.1	745.7	14.61
Debt securities	647.3	362.1	285.2	78.78
Subordinated debt	0.0	0.0	0.0	—
Due to banks	9,103.5	8,609.5	494.0	5.74
Other liabilities	4,033.9	4,286.6	(252.7)	(5.89)
Capital assigned	1,816.5	1,492.5	323.9	21.70

Other managed funds (off - balance sheet)	7,399.3	6,340.6	1,058.7	16.70

Mutual funds	7,021.6	6,047.8	973.8	16.10
Pension funds	0.0	0.0	0.0	—
Managed portfolios	377.7	292.8	84.9	29.00

Customer funds	13,896.4	11,806.8	2,089.6	17.70

Total managed funds	28,850.3	26,195.4	2,654.9	10.13

(*).- Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

Back to Contents

Mexico*

Million euros			Variation

	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	608.6	639.5	(30.8)	(4.82)

Net fees and commissions	350.7	315.6	35.1	11.13

Basic revenue	959.4	955.1	4.3	0.45

Trading gains	27.6	66.1	(38.5)	(58.23)

Net operating revenue	987.0	1,021.1	(34.2)	(3.35)

Personnel and general expenses	(447.5)	(515.1)	67.7	(13.14)
a) Direct	(447.5)	(515.1)	67.7	(13.14)
Personnel expenses	(245.5)	(267.7)	22.3	(8.33)
General expenses	(202.0)	(247.4)	45.4	(18.34)
b) Indirect	0.0	0.0	0.0	—
Depreciation	(38.6)	(41.3)	2.7	(6.49)
Other operating costs	(36.2)	(32.9)	(3.3)	10.08

Net operating income	464.6	431.8	32.9	7.61

Income from equity - accounted holdings	(9.5)	8.4	(17.9)	—
Net provisions for loan - losses	(32.4)	36.9	(69.3)	—
Other income	(41.0)	(53.0)	12.0	(22.57)

Income before taxes	381.6	424.0	(42.4)	(10.00)

Net consolidated income	338.9	396.9	(58.0)	(14.62)

Net attributable income	257.2	328.9	(71.6)	(21.78)

			Variation

Million euros	30.09.04	30.09.03	Amount	(%)

Balance sheet
Loans	9,746.3	9,398.5	347.8	3.70
Government securities	0.0	0.0	0.0	—
Due from banks	5,330.4	4,627.9	702.5	15.18
Investment securities	14,770.8	9,152.4	5,618.4	61.39
Tangible and intangible assets	369.8	402.1	(32.3)	(8.04)
Other assets	2,353.3	2,231.2	122.1	5.47

Total Assets / Liabilities	32,570.7	25,812.2	6,758.5	26.18

Customer deposits	15,939.1	15,842.8	96.3	0.61
Debt securities	2,956.8	1,156.6	1,800.2	155.65
Subordinated debt	0.0	0.0	0.0	—
Due to banks	10,297.8	5,995.7	4,302.1	71.75
Other liabilities	1,946.2	1,651.5	294.8	17.85
Capital assigned	1,430.8	1,165.7	265.1	22.74

Other managed funds (off - balance sheet)	6,867.6	6,330.0	537.7	8.49

Mutual funds	4,188.8	3,698.8	490.0	13.25
Pension funds	2,678.9	2,631.2	47.7	1.81
Managed portfolios	0.0	0.0	0.0	—

Customer funds	25,763.5	23,329.4	2,434.2	10.43

Total managed funds	39,438.3	32,142.1	7,296.2	22.70

(*).- Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

Back to Contents

Chile*

Million euros			Variation

	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	463.5	448.8	14.7	3.27

Net fees and commissions	164.5	145.8	18.7	12.79

Basic revenue	628.0	594.7	33.3	5.60

Trading gains	54.4	28.5	26.0	91.20

Net operating revenue	682.5	623.2	59.3	9.52

Personnel and general expenses	(287.0)	(256.5)	(30.5)	11.87
a) Direct	(287.0)	(256.5)	(30.5)	11.87
Personnel expenses	(155.3)	(141.3)	(14.0)	9.89
General expenses	(131.7)	(115.2)	(16.5)	14.30
b) Indirect	0.0	0.0	0.0	—
Depreciation	(34.0)	(35.0)	1.0	(2.85)
Other operating costs	(4.2)	(1.9)	(2.3)	120.30

Net operating income	357.3	329.7	27.6	8.36

Income from equity - accounted holdings	10.9	5.5	5.4	97.23
Net provisions for loan - losses	(48.8)	(87.9)	39.1	(44.46)
Other income	(28.7)	(21.7)	(6.9)	31.94

Income before taxes	290.7	225.6	65.1	28.84

Net consolidated income	247.2	192.1	55.1	28.67

Net attributable income	215.1	165.9	49.1	29.60

			Variation

	30.09.04	30.09.03	Amount	(%)

Balance sheet
Loans	10,184.1	8,887.2	1,297.0	14.59
Government securities	0.0	0.0	0.0	—
Due from banks	1,680.6	2,050.9	(370.3)	(18.06)
Investment securities	2,420.9	2,623.0	(202.1)	(7.71)
Tangible and intangible assets	373.9	356.2	17.6	4.95
Other assets	1,458.5	1,448.8	9.6	0.66

Total Assets / Liabilities	16,117.9	15,366.1	751.8	4.89

Customer deposits	8,924.3	7,769.5	1,154.8	14.86
Debt securities	1,688.2	2,193.3	(505.1)	(23.03)
Subordinated debt	532.3	560.3	(28.0)	(5.00)
Due to banks	2,828.9	3,033.8	(204.9)	(6.75)
Other liabilities	1,005.6	738.9	266.6	36.08
Capital assigned	1,138.6	1,070.2	68.4	6.39

Other managed funds (off - balance sheet)	7,085.5	5,486.5	1,599.0	29.14

Mutual funds	2,168.3	1,291.1	877.2	67.95
Pension funds	4,917.2	4,195.5	721.7	17.20
Managed portfolios	0.0	0.0	0.0	—

Customer funds	18,230.3	16,009.6	2,220.7	13.87

Total managed funds	23,203.4	20,852.6	2,350.8	11.27

(*).- Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

Back to Contents

Brazil*

			Variation

Million brazilian real	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	3,926.1	2,990.2	935.8	31.30

Net fees and commissions	1,543.9	1,285.4	258.5	20.11

Basic revenue	5,470.0	4,275.6	1,194.4	27.93

Trading gains	203.8	695.3	(491.5)	(70.68)

Net operating revenue	5,673.8	4,970.9	702.9	14.14

Personnel and general expenses	(2,594.4)	(2,075.3)	(519.1)	25.01
a) Direct	(2,594.4)	(2,075.3)	(519.1)	25.01
Personnel expenses	(1,460.2)	(1,297.3)	(162.8)	12.55
General expenses	(1,134.2)	(778.0)	(356.3)	45.80
b) Indirect	0.0	0.0	0.0	—
Depreciation	(322.8)	(243.4)	(79.4)	32.61
Other operating costs	(104.4)	(89.1)	(15.2)	17.08

Net operating income	2,652.3	2,563.1	89.2	3.48

Income from equity - accounted holdings	(20.6)	38.9	(59.5)	—
Net provisions for loan - losses	(400.8)	(323.1)	(77.7)	24.05
Other income	217.5	116.6	100.9	86.48

Income before taxes	2,448.3	2,395.5	52.9	2.21

Net consolidated income	1,929.2	1,891.7	37.6	1.99

Net attributable income	1,888.6	1,855.9	32.7	1.76

			Variation

	30.09.04	30.09.03	Amount	(%)

Balance sheet
Loans	19,852.9	15,016.6	4,836.3	32.21
Government securities	0.0	0.0	0.0	—
Due from banks	21,718.8	19,273.6	2,445.2	12.69
Investment securities	19,122.3	16,321.1	2,801.2	17.16
Tangible and intangible assets	1,265.9	1,227.7	38.2	3.11
Other assets	13,863.2	15,749.5	(1,886.3)	(11.98)

Total Assets / Liabilities	75,823.1	67,588.5	8,234.6	12.18

Customer deposits	20,677.4	17,375.0	3,302.4	19.01
Debt securities	2,287.9	1,232.5	1,055.4	85.63
Subordinated debt	0.0	0.0	0.0	—
Due to banks	32,178.3	29,308.0	2,870.3	9.79
Other liabilities	14,258.8	14,592.2	(333.4)	(2.28)
Capital assigned	6,420.7	5,080.8	1,339.9	26.37

Other managed funds (off - balance sheet)	26,154.2	21,584.2	4,570.0	21.17

Mutual funds	24,819.1	20,587.5	4,231.6	20.55
Pension funds	0.0	0.0	0.0	—
Managed portfolios	1,335.0	996.7	338.3	33.94

Customer funds	49,119.5	40,191.8	8,927.7	22.21

Total managed funds	101,977.3	89,172.7	12,804.5	14.36

(*). - Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

Back to Contents

Mexico*

			Variation

Million new mexican peso	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	8,407.8	7,574.8	833.0	11.00

Net fees and commissions	4,845.0	3,738.3	1,106.7	29.60

Basic revenue	13,252.8	11,313.1	1,939.7	17.15

Trading gains	381.2	782.6	(401.3)	(51.29)

Net operating revenue	13,634.1	12,095.7	1,538.4	12.72

Personnel and general expenses	(6,181.4)	(6,101.9)	(79.5)	1.30
a) Direct	(6,181.4)	(6,101.9)	(79.5)	1.30
Personnel expenses	(3,390.8)	(3,171.5)	(219.2)	6.91
General expenses	(2,790.7)	(2,930.4)	139.7	(4.77)
b) Indirect	0.0	0.0	0.0	—
Depreciation	(533.6)	(489.3)	(44.3)	9.06
Other operating costs	(500.6)	(390.0)	(110.7)	28.37

Net operating income	6,418.4	5,114.5	1,303.9	25.49

Income from equity - accounted holdings	(131.8)	98.9	(230.7)	—
Net provisions for loan - losses	(447.9)	437.1	(885.0)	—
Other income	(566.7)	(627.6)	60.9	(9.70)

Income before taxes	5,272.0	5,022.9	249.1	4.96

Net consolidated income	4,681.3	4,701.5	(20.2)	(0.43)

Net attributable income	3,553.4	3,895.6	(342.2)	(8.78)

			Variation

	30.09.04	30.09.03	Amount	(%)

Balance sheet
Loans	137,680.4	120,216.0	17,464.4	14.53
Government securities	0.0	0.0	0.0	—
Due from banks	75,299.1	59,195.8	16,103.4	27.20
Investment securities	208,658.9	117,068.5	91,590.4	78.24
Tangible and intangible assets	5,223.9	5,143.6	80.4	1.56
Other assets	33,244.0	28,539.4	4,704.6	16.48

Total Assets / Liabilities	460,106.4	330,163.2	129,943.1	39.36

Customer deposits	225,162.3	202,645.1	22,517.2	11.11
Debt securities	41,768.7	14,793.9	26,974.7	182.34
Subordinated debt	0.0	0.0	0.0	—
Due to banks	145,470.4	76,690.5	68,779.8	89.68
Other liabilities	27,493.3	21,123.9	6,369.4	30.15
Capital assigned	20,211.8	14,909.8	5,301.9	35.56

Other managed funds (off - balance sheet)	97,015.0	80,966.3	16,048.7	19.82

Mutual funds	59,172.1	47,310.8	11,861.3	25.07
Pension funds	37,842.9	33,655.5	4,187.4	12.44
Managed portfolios	0.0	0.0	0.0	—

Customer funds	363,946.0	298,405.3	65,540.7	21.96

Total managed funds	557,121.4	411,129.6	145,991.9	35.51

(*). - Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

Back to Contents

Chile*

			Variation

Million chilean peso	Jan.-Sep. 04	Jan.-Sep. 03	Amount	(%)

Income statement

Net interest revenue	349,136.2	355,465.8	(6,329.6)	(1.78)

Net fees and commissions	123,907.8	115,500.2	8,407.6	7.28

Basic revenue	473,044.0	470,965.9	2,078.0	0.44

Trading gains	41,009.4	22,551.1	18,458.3	81.85

Net operating revenue	514,053.4	493,517.1	20,536.3	4.16

Personnel and general expenses	(216,171.7)	(203,165.9)	(13,005.8)	6.40
a) Direct	(216,171.7)	(203,165.9)	(13,005.8)	6.40
Personnel expenses	(116,952.6)	(111,894.7)	(5,057.9)	4.52
General expenses	(99,219.1)	(91,271.2)	(7,947.9)	8.71
b) Indirect	0.0	0.0	0.0	—
Depreciation	(25,616.3)	(27,724.4)	2,108.0	(7.60)
Other operating costs	(3,147.8)	(1,502.4)	(1,645.4)	109.52

Net operating income	269,117.5	261,124.4	7,993.0	3.06

Income from equity - accounted holdings	8,193.0	4,367.7	3,825.3	87.58
Net provisions for loan - losses	(36,772.6)	(69,608.3)	32,835.6	(47.17)
Other income	(21,603.8)	(17,215.8)	(4,388.0)	25.49

Income before taxes	218,934.1	178,668.1	40,266.0	22.54

Net consolidated income	186,228.1	152,174.6	34,053.6	22.38

Net attributable income	161,992.5	131,421.1	30,571.4	23.26

			Variation

	30.09.04	30.09.03	Amount	(%)

Balance sheet
Loans	7,661,517.1	6,829,337.1	832,180.0	12.19
Government securities	0.0	0.0	0.0	—
Due from banks	1,264,280.1	1,575,988.2	(311,708.1)	(19.78)
Investment securities	1,821,207.3	2,015,623.4	(194,416.1)	(9.65)
Tangible and intangible assets	281,253.5	273,739.7	7,513.7	2.74
Other assets	1,097,209.7	1,113,368.0	(16,158.2)	(1.45)

Total Assets / Liabilities	12,125,467.7	11,808,056.4	317,411.3	2.69

Customer deposits	6,713,732.5	5,970,470.8	743,261.7	12.45
Debt securities	1,270,035.2	1,685,421.7	(415,386.5)	(24.65)
Subordinated debt	400,442.4	430,570.5	(30,128.1)	(7.00)
Due to banks	2,128,198.5	2,331,338.1	(203,139.6)	(8.71)
Other liabilities	756,484.8	567,834.2	188,650.6	33.22
Capital assigned	856,574.3	822,421.1	34,153.3	4.15

Other managed funds (off - balance sheet)	5,330,395.1	4,216,127.5	1,114,267.6	26.43

Mutual funds	1,631,203.1	992,118.8	639,084.3	64.42
Pension funds	3,699,192.0	3,224,008.7	475,183.3	14.74
Managed portfolios	0.0	0.0	0.0	—

Customer funds	13,714,605.1	12,302,590.4	1,412,014.7	11.48

Total managed funds	17,455,862.8	16,024,183.9	1,431,678.9	8.93

(*). - Retail Banking + Asset Management & Private Banking + Global Wholesale Banking

Back to Contents

GRUPO SANTANDER

Loans (gross)

			Variation (%)

				Excl. exch.
Million euros	30.09.04	30.09.03	Total	rate		Mkt share*

Brazil	5,815.0	4,588.3	26.74	31.60		5.5%
Mexico	10,100.8	10,001.3	1.00	11.54	**	15.7%
Chile	10,490.9	8,837.9	18.70	16.21		23.6%
Puerto Rico	4,268.7	4,275.4	(0.16)	6.33		10.9%
Venezuela	1,171.8	771.7	51.85	94.06		14.4%
Rest	3,027.8	2,975.1	1.77	7.68		6.1%

Total	34,875.2	31,449.5	10.89	16.73		11.5%

(*).- Latest available
(**).- Excluding FOBAPROA: +17%

On-balance sheet customer funds

			Variation (%)

				Excl. exch.
Million euros	30.09.04	30.09.03	Total	rate	Mkt share*

Brazil	6,496.2	5,466.0	18.85	23.41	3.9%
Mexico	16,344.3	14,713.3	11.09	22.68	14.8%
Chile	11,046.7	10,391.0	6.31	4.08	21.0%
Puerto Rico	3,705.6	3,494.6	6.04	12.92	12.3%
Venezuela	2,600.9	2,175.9	19.53	52.76	12.2%
Rest	3,629.3	3,456.0	5.02	11.41	5.5%

Total	43,823.1	39,696.7	10.39	17.72	9.5%

(*).- Market share in deposits. Latest available

Mutual funds

			Variation (%)

				Excl. exch.
Million euros	30.09.04	30.09.03	Total	rate	Mkt share*

Brazil	7,021.6	6,047.8	16.10	20.55	4.4%
Mexico	4,188.8	3,698.8	13.25	25.07	15.5%
Chile	2,168.3	1,291.1	67.95	64.42	21.4%
Puerto Rico	1,021.9	845.2	20.90	28.76	21.7%
Venezuela	3.6	3.8	(5.55)	20.70	6.3%
Rest	361.5	276.3	30.83	40.32	10.8%

Total	14,765.6	12,163.0	21.40	27.60	7.4%

(*).- Latest available. In Puerto Rico managed portfolios included in market share

Pension funds

			Variation (%)

				Excl. exch.
Million euros	30.09.04	30.09.03	Total	rate	Mkt share*

Mexico	2,678.9	2,631.2	1.81	12.44	8.5%
Chile	4,917.2	4,195.5	17.20	14.74	11.5%
Rest	5,773.3	5,255.0	9.86	15.19	19.1%

Total	13,369.4	12,081.7	10.66	14.43	12.7%

(*).- Latest available

NPL ratio*

%	30.09.03	31.12.03	31.03.04	30.06.04	30.09.04

Brazil	2.86	2.68	2.57	2.41	2.08
Mexico	1.27	1.33	1.11	0.96	0.86
Chile	4.31	4.70	4.04	3.30	3.02
Puerto Rico	2.94	2.66	2.42	2.68	2.52
Venezuela	7.52	5.72	5.52	4.00	3.05
Rest	14.85	12.77	7.90	10.10	8.23

Total	4.03	3.89	3.04	3.00	2.66

(*).- Spanish criteria

NPL coverage*

%	30.09.03	31.12.03	31.03.04	30.06.04	30.09.04

Brazil	186.5	189.6	190.0	185.9	196.5
Mexico	265.8	284.3	325.9	366.6	389.4
Chile	105.3	103.1	102.0	109.2	119.0
Puerto Rico	107.8	95.8	106.9	116.8	120.3
Venezuela	134.3	152.6	170.1	221.2	281.0
Rest	76.2	80.3	107.9	108.2	121.5

Total	121.5	125.2	143.0	147.2	160.8

(*).- Spanish criteria

Retail Banking Brazil
Quarterly
Million euros

	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	332.7	238.1	278.4	331.7	341.7	353.7	357.2

Net fees and commissions	86.2	95.9	107.6	107.4	103.5	109.8	122.7

Basic revenue	418.9	334.0	386.0	439.1	445.2	463.5	479.9

Trading gains	16.6	33.0	150.9	60.3	36.9	(2.5)	21.5

Net operating revenue	435.5	367.0	536.9	499.4	482.1	461.0	501.4

Personnel and general expenses	(170.1)	(192.5)	(218.2)	(245.6)	(223.3)	(227.6)	(242.1)
a) Direct	(170.1)	(192.5)	(218.2)	(245.6)	(223.3)	(227.6)	(242.1)
Personnel expenses	(105.9)	(121.8)	(135.1)	(148.0)	(128.1)	(129.1)	(131.9)
General expenses	(64.2)	(70.6)	(83.1)	(97.6)	(95.2)	(98.4)	(110.2)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(19.3)	(23.4)	(27.5)	(30.5)	(28.2)	(29.7)	(30.8)
Other operating costs	(6.5)	(10.4)	(8.6)	(8.1)	(8.1)	(8.9)	(11.6)

Net operating income	239.6	140.8	282.6	215.2	222.6	194.9	217.0

Income from equity – accounted holdings	0.3	0.4	0.4	0.3	0.1	0.2	0.3
Net provisions for loan – losses	(24.5)	(24.1)	(44.4)	(66.4)	(41.0)	(28.7)	(40.2)
Other income	6.2	47.9	(21.2)	65.0	16.6	16.1	27.4
Income before taxes	221.6	165.0	217.4	214.2	198.3	182.5	204.6

Net consolidated income	183.8	127.7	173.9	143.0	159.0	145.4	165.3

Net attributable income	179.1	125.6	171.1	139.6	154.7	143.0	161.7

Retail Banking Mexico
Quarterly
Million euros

	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	208.0	221.8	200.2	163.0	182.7	174.5	226.3

Net fees and commissions	68.0	59.3	72.4	66.0	68.3	85.3	85.3

Basic revenue	276.0	281.2	272.6	229.1	251.0	259.8	311.6

Trading gains	37.6	15.7	10.5	24.2	43.2	(27.1)	9.3

Net operating revenue	313.5	296.9	283.1	253.2	294.2	232.8	320.9

Personnel and general expenses	(162.8)	(164.3)	(146.3)	(129.4)	(137.9)	(128.4)	(139.8)
a) Direct	(162.8)	(164.3)	(146.3)	(129.4)	(137.9)	(128.4)	(139.8)
Personnel expenses	(82.5)	(87.3)	(72.6)	(67.4)	(72.6)	(70.8)	(76.1)
General expenses	(80.3)	(77.0)	(73.7)	(62.0)	(65.3)	(57.6)	(63.7)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(12.4)	(13.9)	(14.3)	(13.8)	(12.3)	(12.8)	(12.8)
Other operating costs	(10.2)	(11.5)	(11.2)	(12.0)	(11.5)	(12.7)	(12.1)

Net operating income	128.1	107.2	111.3	98.0	132.4	78.9	156.1

Income from equity – accounted holdings	(0.3)	0.0	(0.4)	0.5	(0.2)	0.1	0.2
Net provisions for loan – losses	56.7	(7.6)	(12.2)	(10.2)	(11.5)	(10.0)	(10.9)
Other income	(34.3)	(7.7)	(10.0)	(2.4)	(12.1)	13.1	(41.2)

Income before taxes	150.2	92.0	88.6	85.8	108.7	82.1	104.3

Net consolidated income	149.6	94.5	87.7	83.3	101.3	76.4	98.4

Net attributable income	139.2	71.5	63.9	60.0	76.7	55.0	74.0

Retail Banking Chile
Quarterly
Million euros

	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	142.9	161.1	139.3	121.9	132.8	164.3	161.9

Net fees and commissions	29.1	29.6	36.8	47.2	37.2	37.1	37.9

Basic revenue	172.1	190.6	176.1	169.0	170.1	201.4	199.8

Trading gains	14.4	3.8	6.8	16.8	20.5	10.1	18.4

Net operating revenue	186.5	194.4	182.8	185.9	190.6	211.5	218.2

Personnel and general expenses	(78.5)	(75.7)	(78.2)	(74.7)	(82.5)	(87.5)	(90.4)
a) Direct	(78.5)	(75.7)	(78.2)	(74.7)	(82.5)	(87.5)	(90.4)
Personnel expenses	(40.5)	(41.2)	(43.9)	(34.5)	(45.3)	(44.9)	(48.1)
General expenses	(37.9)	(34.6)	(34.3)	(40.2)	(37.2)	(42.5)	(42.3)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(10.9)	(10.8)	(11.9)	(11.8)	(10.7)	(11.6)	(10.7)
Other operating costs	(0.2)	1.1	(2.9)	(2.5)	(1.7)	(0.9)	(1.8)

Net operating income	96.9	109.0	89.8	96.8	95.6	111.6	115.3

Income from equity – accounted holdings	0.0	0.0	0.0	0.3	(0.0)	0.3	0.5
Net provisions for loan – losses	(52.1)	(22.7)	(13.1)	(10.6)	(17.2)	(17.8)	(13.8)
Other income	(9.7)	(9.7)	(2.0)	(0.0)	(5.2)	(10.6)	(11.3)

Income before taxes	35.1	76.6	74.7	86.4	73.2	83.6	90.6

Net consolidated income	32.0	61.1	64.7	75.5	60.5	77.7	72.9

Net attributable income	29.0	49.6	54.0	66.5	50.9	67.7	61.4

Retail Banking Brazil
Quarterly
Million brazilian real
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	1,247.4	783.7	910.8	1,143.0	1,236.4	1,295.6	1,299.2

Net fees and commissions	323.3	324.9	355.7	369.9	374.6	402.1	446.5

Basic revenue	1,570.7	1,108.6	1,266.5	1,512.8	1,611.1	1,697.7	1,745.7

Trading gains	62.4	114.4	518.1	207.6	133.6	(8.2)	78.2

Net operating revenue	1,633.1	1,222.9	1,784.6	1,720.4	1,744.7	1,689.5	1,823.9

Personnel and general expenses	(637.8)	(652.4)	(721.8)	(846.4)	(807.9)	(833.6)	(880.6)
a) Direct	(637.8)	(652.4)	(721.8)	(846.4)	(807.9)	(833.6)	(880.6)
Personnel expenses	(397.2)	(413.3)	(446.6)	(510.0)	(463.5)	(473.1)	(479.7)
General expenses	(240.6)	(239.1)	(275.2)	(336.4)	(344.3)	(360.5)	(400.9)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(72.3)	(79.6)	(91.4)	(105.0)	(101.9)	(108.6)	(111.9)
Other operating costs	(24.4)	(35.7)	(28.1)	(27.9)	(29.5)	(32.7)	(42.1)

Net operating income	898.6	455.2	943.3	741.0	805.4	714.6	789.3

Income from equity – accounted holdings	1.2	1.3	1.3	1.1	0.4	0.6	1.2
Net provisions for loan – losses	(91.9)	(81.0)	(149.4)	(229.1)	(148.3)	(105.6)	(146.2)
Other income	23.2	169.3	(78.5)	224.7	60.1	59.2	99.8

Income before taxes	831.1	544.8	716.7	737.7	717.5	668.8	744.2

Net consolidated income	689.3	419.4	573.3	492.2	575.3	533.1	601.3

Net attributable income	671.6	412.8	563.9	480.3	559.9	524.2	588.4

Retail Banking Mexico
Quarterly
Million new mexican peso
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	2,416.6	2,630.7	2,415.6	2,194.2	2,508.4	2,394.2	3,158.1

Net fees and commissions	789.3	705.2	870.8	870.3	937.6	1,170.9	1,192.8

Basic revenue	3,205.9	3,335.8	3,286.4	3,064.5	3,446.0	3,565.1	4,350.9

Trading gains	436.2	189.3	130.2	315.5	592.5	(371.6)	129.3

Net operating revenue	3,642.1	3,525.1	3,416.6	3,380.0	4,038.5	3,193.5	4,480.2

Personnel and general expenses	(1,891.2)	(1,948.9)	(1,767.3)	(1,733.3)	(1,893.5)	(1,762.0)	(1,955.6)
a) Direct	(1,891.2)	(1,948.9)	(1,767.3)	(1,733.3)	(1,893.5)	(1,762.0)	(1,955.6)
Personnel expenses	(958.2)	(1,035.0)	(877.4)	(901.2)	(997.3)	(971.3)	(1,064.5)
General expenses	(933.0)	(913.9)	(890.0)	(832.1)	(896.2)	(790.6)	(891.1)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(144.4)	(164.3)	(171.7)	(181.2)	(169.2)	(175.0)	(178.9)
Other operating costs	(119.0)	(136.7)	(135.0)	(157.5)	(157.9)	(173.6)	(169.7)

Net operating income	1,487.6	1,275.2	1,342.6	1,308.0	1,818.0	1,082.9	2,176.0

Income from equity – accounted holdings	(3.3)	0.4	(5.2)	5.7	(2.3)	0.7	3.3
Net provisions for loan – losses	659.1	(82.1)	(139.8)	(112.5)	(157.8)	(137.4)	(152.6)
Other income	(398.1)	(94.9)	(123.4)	(46.8)	(165.5)	180.3	(568.6)

Income before taxes	1,745.2	1,098.6	1,074.1	1,154.5	1,492.4	1,126.6	1,458.1

Net consolidated income	1,737.7	1,128.8	1,064.0	1,123.9	1,390.5	1,048.0	1,374.8

Net attributable income	1,616.9	856.7	778.7	822.2	1,052.6	754.0	1,033.8

Retail Banking Chile
Quarterly
Million chilean peso
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	113,087.6	129,743.6	108,208.2	89,014.6	97,623.4	124,083.9	124,087.7

Net fees and commissions	23,058.0	23,849.0	28,746.1	35,444.9	27,359.4	28,099.0	29,046.6

Basic revenue	136,145.6	153,592.6	136,954.3	124,459.5	124,982.8	152,182.9	153,134.3

Trading gains	11,421.5	3,161.0	5,238.8	12,767.5	15,084.1	7,760.8	14,103.0

Net operating revenue	147,567.1	156,753.6	142,193.1	137,226.9	140,066.9	159,943.7	167,237.3

Personnel and general expenses	(62,073.7)	(61,100.2)	(60,914.7)	(55,072.6)	(60,633.7)	(66,178.7)	(69,315.3)
a) Direct	(62,073.7)	(61,100.2)	(60,914.7)	(55,072.6)	(60,633.7)	(66,178.7)	(69,315.3)
Personnel expenses	(32,081.0)	(33,196.3)	(34,234.3)	(25,171.8)	(33,322.3)	(34,045.4)	(36,849.0)
General expenses	(29,992.7)	(27,903.9)	(26,680.4)	(29,900.8)	(27,311.4)	(32,133.4)	(32,466.3)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(8,646.3)	(8,680.4)	(9,296.7)	(8,778.7)	(7,890.8)	(8,745.9)	(8,252.0)
Other operating costs	(192.6)	839.6	(2,300.5)	(1,946.6)	(1,263.2)	(693.8)	(1,358.7)

Net operating income	76,654.5	87,812.6	69,681.2	71,429.1	70,279.2	84,325.2	88,311.2

Income from equity – accounted holdings	0.0	0.0	0.0	200.1	(13.2)	240.0	351.7
Net provisions for loan – losses	(41,197.8)	(18,525.8)	(9,873.0)	(7,092.2)	(12,655.7)	(13,439.9)	(10,678.6)
Other income	(7,680.0)	(7,820.7)	(1,448.9)	253.9	(3,817.9)	(7,942.4)	(8,641.4)

Income before taxes	27,776.7	61,466.1	58,359.3	64,790.8	53,792.4	63,183.0	69,343.0

Net consolidated income	25,295.0	49,039.4	50,630.3	56,669.4	44,484.1	58,690.7	55,929.9

Net attributable income	22,969.6	39,837.6	42,189.3	50,049.5	37,429.0	51,086.8	47,082.6

Total Latin America
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	791.1	717.5	746.4	775.0	798.4	864.3	886.4

Net fees and commissions	354.5	361.4	405.5	404.1	392.4	422.2	440.1

Basic revenue	1,145.6	1,078.9	1,151.8	1,179.2	1,190.8	1,286.5	1,326.5

Trading gains	107.1	97.9	207.2	101.4	126.7	2.6	70.1

Net operating revenue	1,252.7	1,176.8	1,359.0	1,280.5	1,317.5	1,289.1	1,396.6

Personnel and general expenses	(633.6)	(665.7)	(682.9)	(709.9)	(690.8)	(696.0)	(723.2)
a) Direct	(601.9)	(633.8)	(651.0)	(668.0)	(656.1)	(660.3)	(690.5)
Personnel expenses	(329.8)	(356.2)	(363.5)	(357.6)	(352.5)	(358.4)	(366.3)
General expenses	(272.1)	(277.6)	(287.5)	(310.4)	(303.6)	(301.8)	(324.2)
b) Indirect	(31.7)	(31.9)	(31.9)	(41.9)	(34.7)	(35.7)	(32.8)
Depreciation	(66.3)	(70.3)	(77.8)	(78.4)	(69.2)	(72.7)	(71.8)
Other operating costs	(20.9)	(24.4)	(24.3)	(29.6)	(27.6)	(26.8)	(30.3)

Net operating income	531.9	416.4	574.1	462.7	529.9	493.6	571.3

Income from equity – accounted holdings	5.3	11.1	8.3	4.0	9.4	(16.4)	11.4
Net provisions for loan – losses	(31.2)	(65.2)	(94.7)	(146.7)	(81.0)	(79.0)	(83.7)
Other income	(56.2)	53.3	(30.4)	108.6	(13.6)	27.2	(37.9)

Income before taxes	449.9	415.6	457.4	428.6	444.7	425.3	461.0

Net consolidated income	405.6	357.6	384.9	322.7	378.2	375.4	403.0

Net attributable income	385.0	312.2	341.3	279.9	331.3	336.1	357.3

Brazil
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	336.9	242.0	284.2	340.9	345.4	371.8	361.4

Net fees and commissions	112.7	121.7	136.7	141.4	133.3	136.7	154.1

Basic revenue	449.5	363.7	420.9	482.3	478.8	508.6	515.5

Trading gains	16.7	33.3	150.7	60.5	36.9	(2.5)	21.5

Net operating revenue	466.2	397.0	571.6	542.7	515.7	506.1	537.1

Personnel and general expenses	(174.3)	(199.9)	(224.8)	(252.0)	(229.4)	(234.4)	(248.9)
a) Direct	(174.3)	(199.9)	(224.8)	(252.0)	(229.4)	(234.4)	(248.9)
Personnel expenses	(108.9)	(126.4)	(139.2)	(152.2)	(131.8)	(133.4)	(135.9)
General expenses	(65.5)	(73.5)	(85.5)	(99.8)	(97.6)	(101.0)	(113.0)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(19.3)	(23.4)	(27.6)	(30.5)	(28.2)	(29.7)	(30.8)
Other operating costs	(6.6)	(10.4)	(8.7)	(8.2)	(8.0)	(9.0)	(11.7)

Net operating income	266.0	163.2	310.6	252.1	250.1	232.9	245.7

Income from equity – accounted holdings	1.3	5.4	4.5	3.1	2.3	(10.4)	2.5
Net provisions for loan – losses	(24.5)	(24.2)	(44.6)	(66.5)	(41.1)	(28.9)	(40.2)
Other income	6.1	47.9	(20.4)	64.1	16.6	15.7	27.4

Income before taxes	249.0	192.3	250.1	252.8	227.9	209.4	235.4

Net consolidated income	202.2	147.6	196.2	169.0	178.7	163.8	187.6

Net attributable income	197.2	145.4	193.1	165.3	174.1	161.0	183.8

Mexico
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	211.0	224.7	203.8	166.2	185.7	192.9	230.1

Net fees and commissions	105.8	97.2	112.5	103.2	105.5	123.7	121.6

Basic revenue	316.9	321.9	316.3	269.3	291.1	316.6	351.7

Trading gains	37.9	17.1	11.1	26.2	44.5	(27.4)	10.4

Net operating revenue	354.7	339.0	327.4	295.6	335.6	289.2	362.1

Personnel and general expenses	(175.7)	(177.8)	(161.7)	(145.7)	(151.5)	(142.3)	(153.6)
a) Direct	(175.7)	(177.8)	(161.7)	(145.7)	(151.5)	(142.3)	(153.6)
Personnel expenses	(90.0)	(95.5)	(82.3)	(77.4)	(81.1)	(79.6)	(84.8)
General expenses	(85.7)	(82.3)	(79.4)	(68.3)	(70.5)	(62.7)	(68.8)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(12.9)	(14.0)	(14.4)	(13.9)	(12.6)	(13.0)	(13.0)
Other operating costs	(10.2)	(11.6)	(11.2)	(12.0)	(11.5)	(12.7)	(12.1)

Net operating income	156.0	135.7	140.1	123.9	160.1	121.2	183.3

Income from equity – accounted holdings	2.1	3.8	2.5	5.0	1.3	(13.6)	2.7
Net provisions for loan – losses	56.7	(7.6)	(12.2)	(10.2)	(11.5)	(10.0)	(10.9)
Other income	(35.3)	(7.9)	(9.7)	(4.1)	(12.8)	13.3	(41.5)

Income before taxes	179.4	124.0	120.6	114.5	137.1	110.9	133.6

Net consolidated income	169.7	117.3	110.0	105.0	121.8	97.5	119.5

Net attributable income	157.8	89.3	81.8	77.5	93.4	72.4	91.4

Chile
Quarterly
Million euros
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	145.0	163.2	140.6	123.3	134.1	165.9	163.4

Net fees and commissions	41.8	48.3	55.7	63.7	53.4	54.9	56.2

Basic revenue	186.9	211.5	196.3	187.1	187.5	220.8	219.7

Trading gains	14.7	5.3	8.5	18.7	22.6	10.6	21.3

Net operating revenue	201.6	216.8	204.8	205.8	210.1	231.4	240.9

Personnel and general expenses	(85.6)	(84.0)	(86.9)	(83.5)	(91.2)	(96.1)	(99.8)
a) Direct	(85.6)	(84.0)	(86.9)	(83.5)	(91.2)	(96.1)	(99.8)
Personnel expenses	(45.2)	(46.6)	(49.5)	(39.9)	(50.7)	(50.6)	(53.9)
General expenses	(40.4)	(37.5)	(37.3)	(43.6)	(40.4)	(45.5)	(45.8)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(11.4)	(11.1)	(12.5)	(12.3)	(11.1)	(11.9)	(11.1)
Other operating costs	(0.1)	1.1	(2.9)	(2.9)	(1.6)	(1.0)	(1.5)

Net operating income	104.5	122.7	102.5	107.0	106.3	122.5	128.6

Income from equity – accounted holdings	1.8	1.9	1.9	3.2	2.9	3.5	4.5
Net provisions for loan – losses	(52.1)	(22.7)	(13.1)	(10.6)	(17.2)	(17.8)	(13.8)
Other income	(10.1)	(9.6)	(2.0)	0.2	(4.7)	(11.7)	(12.3)

Income before taxes	44.0	92.4	89.2	99.8	87.3	96.4	106.9

Net consolidated income	39.8	75.1	77.3	86.8	72.3	88.7	86.3

Net attributable income	36.5	63.3	66.1	77.5	62.3	78.3	74.4

Brazil
Quarterly
Million brazilian real
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	1,263.3	796.9	930.0	1,174.8	1,249.9	1,361.6	1,314.6

Net fees and commissions	422.4	411.5	451.5	487.0	482.5	500.8	560.6

Basic revenue	1,685.7	1,208.4	1,381.5	1,661.8	1,732.4	1,862.3	1,875.2

Trading gains	62.6	115.3	517.4	208.1	133.7	(8.2)	78.3

Net operating revenue	1,748.3	1,323.7	1,898.9	1,869.9	1,866.1	1,854.2	1,953.5

Personnel and general expenses	(653.7)	(678.1)	(743.5)	(868.6)	(830.2)	(858.7)	(905.5)
a) Direct	(653.7)	(678.1)	(743.5)	(868.6)	(830.2)	(858.7)	(905.5)
Personnel expenses	(408.3)	(428.9)	(460.2)	(524.6)	(477.1)	(488.7)	(494.4)
General expenses	(245.5)	(249.2)	(283.3)	(344.0)	(353.1)	(370.0)	(411.1)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(72.3)	(79.7)	(91.4)	(105.1)	(102.0)	(108.7)	(112.0)
Other operating costs	(24.9)	(35.9)	(28.4)	(28.2)	(28.9)	(33.0)	(42.5)

Net operating income	997.4	530.1	1,035.6	868.1	905.0	853.7	893.5

Income from equity – accounted holdings	5.1	18.9	15.0	10.6	8.3	(38.0)	9.0
Net provisions for loan – losses	(91.9)	(81.4)	(149.8)	(229.7)	(148.6)	(106.0)	(146.2)
Other income	23.0	169.4	(75.8)	221.7	60.1	57.6	99.8

Income before taxes	933.6	636.9	825.0	870.7	824.8	767.3	856.1

Net consolidated income	758.2	486.7	646.8	581.9	646.5	600.2	682.5

Net attributable income	739.4	479.8	636.7	568.9	629.9	590.0	668.6

Mexico
Quarterly
Million new mexican peso
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	2,451.1	2,664.3	2,459.4	2,235.6	2,548.8	2,647.0	3,212.0

Net fees and commissions	1,229.5	1,154.6	1,354.3	1,361.0	1,447.8	1,696.6	1,700.6

Basic revenue	3,680.6	3,818.9	3,813.7	3,596.6	3,996.6	4,343.7	4,912.6

Trading gains	439.9	205.7	137.0	341.5	611.4	(375.9)	145.7

Net operating revenue	4,120.4	4,024.6	3,950.7	3,938.0	4,608.0	3,967.8	5,058.3

Personnel and general expenses	(2,040.9)	(2,109.1)	(1,952.0)	(1,945.3)	(2,080.5)	(1,952.4)	(2,148.6)
a) Direct	(2,040.9)	(2,109.1)	(1,952.0)	(1,945.3)	(2,080.5)	(1,952.4)	(2,148.6)
Personnel expenses	(1,045.6)	(1,132.1)	(993.8)	(1,031.7)	(1,112.8)	(1,092.1)	(1,185.9)
General expenses	(995.3)	(976.9)	(958.1)	(913.7)	(967.6)	(860.3)	(962.7)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(149.9)	(165.8)	(173.6)	(183.4)	(172.9)	(178.4)	(182.3)
Other operating costs	(117.9)	(136.9)	(135.2)	(157.3)	(157.2)	(173.8)	(169.6)

Net operating income	1,811.7	1,612.9	1,689.9	1,652.0	2,197.3	1,663.2	2,557.8

Income from equity – accounted holdings	24.1	45.0	29.8	63.1	18.2	(186.4)	36.4
Net provisions for loan – losses	659.1	(82.1)	(139.8)	(112.5)	(157.8)	(137.4)	(152.6)
Other income	(410.5)	(97.2)	(119.8)	(67.1)	(176.1)	182.7	(573.3)

Income before taxes	2,084.3	1,478.5	1,460.1	1,535.5	1,881.6	1,522.1	1,868.3

Net consolidated income	1,970.7	1,398.4	1,332.4	1,409.8	1,672.3	1,337.9	1,671.1

Net attributable income	1,832.9	1,068.5	994.1	1,052.9	1,282.6	993.3	1,277.5

Chile
Quarterly
Million chilean peso
	2003				2004

	Q1	Q2	Q3	Q4	Q1	Q2	Q3

Net interest revenue	114,756.3	131,447.4	109,262.1	90,069.7	98,565.1	125,323.1	125,247.9

Net fees and commissions	33,088.8	38,941.7	43,469.7	47,686.4	39,253.1	41,527.6	43,127.1

Basic revenue	147,845.1	170,389.0	152,731.8	137,756.1	137,818.2	166,850.7	168,375.0

Trading gains	11,644.8	4,337.3	6,569.0	14,201.1	16,579.3	8,166.7	16,263.4

Net operating revenue	159,490.0	174,726.3	159,300.8	151,957.2	154,397.5	175,017.4	184,638.5

Personnel and general expenses	(67,748.1)	(67,794.7)	(67,623.2)	(61,644.9)	(66,982.1)	(72,700.9)	(76,488.7)
a) Direct	(67,748.1)	(67,794.7)	(67,623.2)	(61,644.9)	(66,982.1)	(72,700.9)	(76,488.7)
Personnel expenses	(35,748.2)	(37,552.0)	(38,594.5)	(29,216.9)	(37,289.3)	(38,319.2)	(41,344.2)
General expenses	(31,999.8)	(30,242.7)	(29,028.7)	(32,428.0)	(29,692.8)	(34,381.8)	(35,144.5)
b) Indirect	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Depreciation	(8,991.7)	(8,953.7)	(9,778.9)	(9,122.3)	(8,127.4)	(8,986.8)	(8,502.1)
Other operating costs	(92.6)	873.0	(2,282.8)	(2,235.3)	(1,204.4)	(760.8)	(1,182.6)

Net operating income	82,657.6	98,850.9	79,615.9	78,954.7	78,083.6	92,568.9	98,465.1

Income from equity – accounted holdings	1,398.0	1,528.1	1,441.6	2,430.9	2,151.6	2,635.4	3,406.0
Net provisions for loan – losses	(41,212.4)	(18,520.0)	(9,875.9)	(7,108.7)	(12,633.5)	(13,463.1)	(10,676.1)
Other income	(8,004.3)	(7,732.4)	(1,479.1)	454.9	(3,433.9)	(8,803.0)	(9,366.9)

Income before taxes	34,838.9	74,126.6	69,702.6	74,731.8	64,167.8	72,938.2	81,828.1

Net consolidated income	31,464.6	60,271.2	60,438.8	65,029.9	53,104.8	67,005.8	66,117.5

Net attributable income	28,910.6	50,809.3	51,701.2	58,177.6	45,811.4	59,157.7	57,023.4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: November 1, 2004	By:	/s/ José Antonio Alvarez

		Name:	José Antonio Alvarez
		Title:	Executive Vice President